United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Aracruz Celulose S.A.

Quarterly Financial Information (ITR) as of September 30, 2008 and 2007, and Special Review Report of Independent Registered Public Accounting Firm

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION		Corporate Legislation
QUARTERLY INFORMATION - ITR		Period - 09/30/2008
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

01.02 - ADDRESS OF HEAD OFFICES
01 - COMPLETE ADDRESS		02 - DISTRICT			03 - ZIP CODE (CEP)
Caminho Barra do Riacho, s/nº - km 25		Barra do Riacho			29.197-900
04 - CITY		05 - STATE
Aracruz			Espírito Santo
06 - AREA CODE	07 - TELEPHONE	08 - TELEPHONE	09 - TELEPHONE		10 - TELEX
027	3270-2442	3270-2540	3270-2844	-	-
11 - AREA CODE	12 - FAX NO.	13 - FAX NO.	14 - FAX NO.
027	3270-2590	3270-2171	3270-2001
15 - E-MAIL
mbl@aracruz.com.br

01.03 - DIRECTOR OF MARKET RELATIONS (BUSINESS ADDRESS)

01 - NAME
Valdir Roque
02 – COMPLETE ADDRESS			03 - DISTRICT
Av. Brigadeiro Faria Lima, 2277 - 3rd and 4th Floor			Jardim Paulistano
04 - ZIP CODE (CEP)		05 - CITY	06 - STATE
01.452-000		São Paulo	SP
07 - AREA CODE	08 - TELEPHONE	09 - TELEPHONE	10 TELEPHONE	11 - TELEX
011	3301-4160	3301-4139	3301-4228	--
12 - AREA CODE	13 - FAX NO	14 - FAX NO	15 - FAX NO
011	3301-4202	3301-4117	3301-4275
16 - E-MAIL
vroque@aracruz.com.br

01.04 – ACCOUNTANT / REFERENCE
CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING 2 – ENDING	3 – NUMBER	4 - BEGINNING	5 - ENDING	6 – NUMBER	7 - BEGINNING	9 - ENDING
01/01/2008 12/31/2008	3	07/01/2008	09/30/2008	2	04/01/2008	06/30/2008
9 – NAME / ACCOUNTANT CORPORATE NAME				10 - CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes				00385-9
11 – NAME OF THE TECHNICAL RESPONSIBLE				12 – CPF Nº
José Carlos Monteiro				443.201.918-20

01.05 – CURRENT BREAKDOWN OF PAID-IN CAPITAL, NET OF TREASURY STOCK

NUMBER OF SHARES	1 - CURRENT QUARTER	2 – PREVIOUS QUARTER	3 –QUARTER PREVIOUS YEAR
(Thousands)	09/30/2008	06/30/2008	09/30/2007
PAID-IN CAPITAL
1 – COMMON	455,391	455,391	455,391
2 –PREFERRED	577,163	577,163	577,163
3 – TOTAL	1,032,554	1,032,554	1,032,554
IN TREASURY
4 – COMMON	483	483	483
5 –PREFERRED	1,483	1,483	1,483
6 – TOTAL	1,966	1,966	1,966

Page: 1

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION		Corporate Legislation
QUARTERLY INFORMATION - ITR		Period - 09/30/2008
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

01.06 - SOCIETY CHARACTERISTICS 1 -

TYPE OF SOCIETY
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS
2 – SITUATION
IN OPERATION
3 – NATURE OF STOCK CONTROL
PRIVATE NATIONAL
4 – ACTIVITY CODE
1040 – PAPER AND PULP INDUSTRY
5 – ACTIVITY OF THE SOCIETY
PRODUCTION OF BLEACHED EUCALYPTUS PULP
6 – TYPE OF CONSOLIDATED
TOTAL
7 - AUDITORS’REPORT TYPE
UNQUALIFIED OPINION

01.07 - SUBSIDIARIES EXCLUDED FROM CONSOLIDATED STATEMENTS

01 - ITEM	02 – TAXPAYER NO.	03 – NAME

01.08 - DIVIDENDS APPROVED/PAID DURING AND AFTER CURRENT QUARTER

1 – ITEM	2 – EVEN	T 3 - DATE OF APPROVAL 4 - TYPE	5 - PAYMENT	6 - STOCK TYPE	7 - STOCK OF VALUE
BEGAIN

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN ACCOUNTING PERIOD IN COURSE

1 – ITEM	2 – DATE OF	3 - VALUE OF THE	4 - VALUE OF THE	5 - ORIGIN OF THE	7 – AMOUNT OF	8 – VALUE PER
	CHANGE	SUBSCRIBED CAPITAL	ALTERATION	ALTERATION	OUTSTANDING STOCKS	SHARE ON THE
		(REAL THOUSAND)	(REAL THOUSAND)		(THOUSAND)	ISSUE DATE
(REAL)
01	04/24/2007	2,871,781	1,017,275	REVENUE	-	-
RESERVES

01.10 - DIRECTOR OF INVESTOR RELATIONS

01	- DATE	02 – SIGNATURE
	10/16/2008	/s/ Valdir Roque

Page: 2

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION		Corporate Legislation
QUARTERLY INFORMATION - ITR		Period - 09/30/2008
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.01 – BALANCE SHEET – ASSETS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE	– 09/30/2008	4 – DATE	– 06/30/2008
1	TOTAL ASSETS	11,173,941		10,927,989
1.1	CURRENT ASSETS	1,825,791		1,506,373
1.1.1	CASH AND CASH EQUIVALENTS	177,920		1,791
1.1.2	CREDITS	587,953		483,213
1.1.2.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	337,963		252,559
1.1.2.1.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP	299,537		207,175
1.1.2.1.2	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER	14,352		23,234
1.1.2.1.3	ACCOUNTS RECEIVABLE FROM CUSTOMERS - OTHERS	24,074		22,150
1.1.2.2	CREDITS OTHERS	249,990		230,654
1.1.2.2.1	EMPLOYEES	8,674		5,239
1.1.2.2.2	SUPPLIERS	6,026		4,326
1.1.2.2.3	SUBSIDIARIES	0		0
1.1.2.2.4	TAXES	234,821		220,695
1.1.2.2.5	OTHERS	469		394
1.1.3	INVENTORIES	300,933		268,241
1.1.3.1	SUPPLIES	114,304		107,434
1.1.3.2	RAW MATERIALS	92,402		78,091
1.1.3.3	FINISHED GOODS	94,222		82,715
1.1.3.4	OTHERS	5		1
1.1.4	OTHERS	758,985		753,128
1.1.4.1	SHORT TERM INVESTMENTS	735,508		707,862
1.1.4.2	PREPAID EXPENSES	23,477		30,177
1.1.4.3	DERIVATIVE	0		15,089
1.1.4.4	OTHERS	0		0
1.2	CURRENT NOT ASSETS	9,348,150		9,421,616
1.2.1	LONG-TERM ASSETS	501,917		525,853
1.2.1.1	OTHERS CREDITS	480,321		413,210
1.2.1.1.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	39,443		41,394
1.2.1.1.2	SUPPLIERS	257,605		254,936
1.2.1.1.3	TAXES	34,250		116,880
1.2.1.1.4	DEFERRED INCOME TAXES AND SOCIAL CONTRIBUTION	149,023		0
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	373		427
1.2.1.2.1	FROM AFFILIATES	0		0
1.2.1.2.2	FROM SUBSIDIARIES	373		427
1.2.1.2.3	OTHERS	0		0

Page: 3

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION		Corporate Legislation
QUARTERLY INFORMATION - ITR		Period - 09/30/2008
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.01 – BALANCE SHEET – ASSETS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE	– 09/30/2008	4 – DATE	– 06/30/2008
1.2.1.3	OTHERS	21,223		112,216
1.2.1.3.1	DEBT SECURITIES	6,273		6,139
1.2.1.3.2	DERIVATIVE	2,808		93,971
1.2.1.3.3	ESCROW DEPOSITS	12,142		12,106
1.2.1.3.4	OTHERS	0		0
1.2.2	FIXED ASSETS	8,846,233		8,895,763
1.2.2.1	INVESTMENTS	3,073,053		3,464,790
1.2.2.1.1	IN AFFILIATES	16,772		17,489
1.2.2.1.2	IN AFFILIATES - GOODWILL	0		0
1.2.2.1.3	IN SUBSIDIARIES	3,043,317		3,434,337
1.2.2.1.4	IN SUBSIDIARIES - GOODWILL	9,742		9,742
1.2.2.1.5	OTHER COMPANIES	3,222		3,222
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	5,687,875		5,317,458
1 2.2.2.1	LAND	1,154,971		1,132,967
1.2.2.2.2	BUILDINGS	466,601		474,209
1.2.2.2.3	MACHINERY AND EQUIPMENT	2,242,076		2,256,601
1.2.2.2.4	FORESTS	1,199,753		1,137,949
1.2.2.2.5	PROGRESS FOR SUPPLIER	278,129		10,991
1.2.2.2.6	CONSTRUCTION IN PROGRESS	262,983		220,933
1.2.2.2.7	OTHER S	83,362		83,808
1.2.2.3	INTANGIBLE	84,432		112,576
1.2.2.4	DEFERRED CHARGES	873		939
1.2.2.4.1	INDUSTRIAL	873		939
1.2.2.4.2	GOODWILL ARISING ON INCORPORATION OF ENTITY	0		0

Page: 4

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION		Corporate Legislation
QUARTERLY INFORMATION - ITR		Period - 09/30/2008
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.02 – BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE	– 09/30/2008	4 – DATE	– 06/30/2008
2	TOTAL LIABILITIES	11,173,941		10,927,989
2.1	CURRENT LIABILITIES	1,387,022		600,111
2.1.1	LOANS AND FINANCING	338,020		160,622
2.1.2	DEBENTURES	0		0
2.1.3	SUPPLIERS	170,488		203,010
2.1.4	TAXES	83,421		53,043
2.1.5	DIVIDENDS PAYABLE	2,225		87,155
2.1.6	PROVISIONS	770,081		48,687
2.1.6.1	VACATION AND 13th SALARY	33,292		27,692
2.1.6.2	PROFIT SHARING	22,357		15,237
2.1.6.3	DERIVATIVE	714,432		5,758
2.1.7	LOANS FROM RELATED PARTIES	17,285		47,235
2.1.7.1	ADVANCES FROM SUBSIDIAIES	17,285		47,235
2.1.7.2	OTHER DEBTS TO SUBSIDIARIES	0		0
2.1.8	OTHERS	5,502		6,359
2.1.8.1	OTHERS	5,502		6,359
2.1.8.2	PROPOSED DIVIDENDS	0		0
2.2	NOT CURRENT LIABILITIES	5,680,443		4,645,596
2.2.1	LOANS AND FINANCING	5,680,443		4,645,596
2.2.1.1	LONG-TERM LIABILITIES	3,242,658		2,315,840
2.2.1.2	DEBENTURES	0		0
2.2.1.3	PROVISION	437,135		840,111
2.2.1.3.1	LABOR CONTINGENCIES	15,868		14,727
2.2.1.3.2	TAX CONTINGENCIES	421,267		416,689
2.2.1.3.3	DEFERRED INCOME TAXES	0		408,695
2.2.1.4	LOANS FROM RELATED PARTIES	1,915,142		1,409,686
2.2.1.4.1	ADVANCES FROM SUBSIDIARIES	1,915,142		1,409,686
2.2.1.6	OTHERS	85,508		79,959
2.2.1.6.1	SUPPLIERS	7,197		0
2.2.1.6.2	OTHERS	78,311		79,959

Page: 5

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION		Corporate Legislation
QUARTERLY INFORMATION - ITR		Period - 09/30/2008
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.02 – BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE	– 09/30/2008	4 – DATE	– 06/30/2008
2.4	STOCKHOLDER’S EQUITY	4,106,476		5,676,282
2.41	PAID-IN CAPITAL	2,871,781		2,871,781
2.4.1.1	COMMON STOCK	1,266,551		1,266,551
2.4.1.2	PREFERRED STOCK	1,605,230		1,605,230
2.4.2	CAPITAL RESERVES	162,209		162,209
2.4.3	REVALUATION RESERVE	0		0
2.4.3.1	OWN ASSETS	0		0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0		0
2.4.4	REVENUE RESERVES	2,369,253		2,369,253
2.4.4.1	LEGAL	389,485		389,485
2.4.4.2	STATUTORY	0		0
2.4.4.3	FOR CONTINGENCIES	0		0
2.4.4.4	UNREALIZED INCOME	0		0
2.4.4.5	FOR INVESTMENTS	1,988,754		1,988,754
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0		0
2.4.4.7	OTHER UNREALIZED INCOME	(8,986)		(8,986)
2.4.4.7.1	TREASURY STOCK	(8,986)		(8,986)
2.4.5	RETAINED EARNINGS	(1,296,767)		273,039
2.4.6	ADVANCE FOR FUTURE CAPITAL INCREASE	0		0

Page: 6

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION			Corporate Legislation
QUARTERLY INFORMATION - ITR			Period - 09/30/2008
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS
01.01 - IDENTIFICATION
01 - CVM CODE	02 - NAME OF SOCIETY	03 - TAXPAYER Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.01 – STATEMENT OF OPERATIONS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM	: 07/01/2008	4 FROM : 01/01/2008		5 – FROM	: 07/01/2007	6 – FROM	: 01/01/2007
		TO :	09/30/2008	TO :	09/30/2008	TO :	09/30/2007	TO :	09/30/2007
3.1	GROSS SALES AND SERVICES REVENUE		676,257		1,915,157		621,394		1,866,194
3.2	SALES TAXES AND OTHER DEDUCTIONS		(9,723)		(31,934)		(10,814)		(31,963)
3.3	NET SALES REVENUE		666,534		1,883,223		610,580		1,834,231
3.4	COST OF GOODS SOLD		(519,095)		(1,434,344)		(439,752)		(1,344,327)
3.5	GROSS PROFIT		147,439		448,879		170,828		489,904
3.6	OPERATING (EXPENSES) INCOME		(2,246,558)		(2,157,770)		86,334		350,880
3.6.1	SELLING		(15,114)		(43,392)		(16,509)		(50,448)
3.6.2	GENERAL AND ADMINISTRATIVE		(31,051)		(80,638)		(25,004)		(73,826)
3.6.3	FINANCIAL		(1,548,052)		(1,326,776)		116,861		328,818
3.6.3.1	FINANCIAL INCOME		(723,684)		(580,572)		60,483		248,617
3.6.3.1.1	NCOME OF APPLICATION		70,376		99,454		18,018		55,684
3.6.3.1.2	RESULTS OF DERIVATIVE		(794,060)		(680,026)		42,465		192,933
3.6.3.2	FINANCIAL EXPENSES		(824,368)		(746,204)		56,378		80,201
3.6.4	OTHER OPERATING INCOME		23,857		41,710		10,203		29,734
3.6.5	OTHER OPERATING EXPENSES		(129,152)		(232,041)		(43,971)		(87,180)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES		(547,046)		(516,633)		44,754		203,782
3.7	OPERATING INCOME		(2,099,119)		(1,708,891)		257,162		840,784
3.8	NON-OPERATING (EXPENSES) INCOME		(1,657)		2,718		189		(1,085)
3.8.1	INCOME		35		4,783		334		754
3.8.2	EXPENSES		(1,692)		(2,065)		(145)		(1,839)
3.9	INCOME BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION		(2,100,776)		(1,706,173)		257,351		839,699
3.10	INCOME TAX AND SOCIAL CONTRIBUTION		(26,748)		(41,214)		(7,919)		(51,836)
3.11	DEFERRED INCOME TAXES		557,718		450,620		(64,926)		(160,085)
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS		0		0		0		0
3.12.1	REMUNERATION		0		0		0		0
3.13	REVERSION OF INTERESTS ON STOCKHOLDERS’ CAPITAL		0		155,000		76,000		220,000
3.15	NET INCOME FOR THE PERIOD		(1,569,806)		(1,141,767)		260,506		847,778
							3
	CAPITAL STOCK-QUANTITY (THOUSANDS)		1,030,588		1,030,588		1,030,588		1,030,588
	EARNINGS PER SHARE		-		-		0,25277		0,82262
	LOSS PER SHARE		(1,52321)		(1,10788)		-		-

Page: 7

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION
(Convenience Translation into English of original previously issued in Portuguese)
EXPRESSED IN THOUSANDS OF REAIS, EXCEPT AS INDICATED OTHERWISE

1	Business context

Aracruz Celulose S.A. ("Aracruz", "Company" or "Parent Company") -- based in Aracruz, in the State of Espírito Santo (ES), with plants located in the States of ES, Bahia (BA) and Rio Grande do Sul (RS) - was founded in 1967 and is engaged in the production and sale of bleached short-fiber eucalyptus pulp. The pulp is produced from reforested timber tracts, mainly from the Company’s own forests, with annual installed production capacity of 3,210 thousand tons. Of this total, 2,330 thousand tons are turned out from the mill in Barra do Riacho (ES), 430 thousand tons from the RS mill and 450 thousand tons relating to its 50% stake in Veracel Celulose S.A., which runs the mill located in Eunápolis, BA, with total installed production capacity of 900 thousand tons per year.

Aracruz owns 50% of the capital stock of Veracel Celulose S.A. (“Veracel”), with the other half being held by the Swedish-Finnish group Stora Enso.

The Company’s operations are integrated with those of its subsidiaries, associated and affiliated concerns, which operate in the following areas: (i) distribution of products on the international market [Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Aracruz Trading International Commercial and Servicing Limited Liability Company (Aracruz Trading International Ltd.) and Riocell Limited], (ii) port services (Portocel - Terminal Especializado de Barra do Riacho S.A.), (iii) forestation and reforestation of eucalyptus trees (Aracruz Riograndense Ltda. and Mucuri Agroflorestal S.A., the latter under a loan for use agreement), (iv) manufacture of solid wood products (Aracruz Produtos de Madeira S.A.), (v) consulting services and international trading activities [Ara Pulp - Comércio de Importação e Exportação, Unipessoal Ltda. (Ara Pulp)] and (vi) pulp production (Veracel).

Due to the increase in the performance of port services to third parties and to the associated company Veracel, the need arose to carry out work to expand, revamp and enhance the Barra do Riacho Private Terminal.

The project for expansion of the Guaíba Mill has already been approved by the Board of Directors, and purchase agreements have already been signed or tracts committed for sale involving more than half the lands involved.

On July 1, 2008, the Company acquired Boise Cascade do Brasil Ltda., currently denominated Aracruz Riograndense Ltda., for the amount of US$ 47 million, equivalent to R$ 74,952. This company, whose industrial activities had been discontinued, owns assets comprised of forested areas (of which 10.2 thousand hectares are planted with eucalyptus trees, with 6.3 thousand hectares belonging to third parties), buildings, equipment and industrial plant.

The acquisition aimed to meet the demand for expansion of the Company’s forest base related to the project for expanding the Guaíba Unit, and the funds are part of the forest investments approved by Aracruz’s Board of Directors.

Page: 8

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

2	Presentation of financial information and summary of significant accounting practices

The consolidated quarterly financial information has been prepared in conformity with accounting practices adopted in Brazil and procedures determined by the Brazilian Securities Commission – CVM and Institute of Independent Auditors – IBRACON.

The preparation of the financial statements requires Management to make estimates and judgments relating to the recording and disclosure of assets and liabilities, including the following: allowances for inventory losses, provisions for losses on tax credits, determination of the useful life span of fixed assets, amortization of pre-operating expenditures and goodwill on acquisition of investments in other companies, provisions for contingencies, recognition of marked-to-market (MTM) values of operations involving derivative financial instruments and amounts of revenues and expenses. Actual results may differ from such Management estimates and judgments.

There have been no significant changes in either accounting practices or in the criterion for presentation of the quarterly financial information in relation to those presented in the financial statements for the year ended December 31, 2007, except for the matters discussed in Notes 2.1, 2.2 and 2.3.

a) The consolidated quarterly financial information includes the following companies, all of which have the same base dates for presentation of their financial information and uniform accounting practices:

Stake in Capital (%)
Pulp production:
Veracel Celulose S.A.	50
Eucalyptus forests and reforested areas:
Mucuri Agroflorestal S.A.	100
Aracruz Riograndense Ltda.	100
Port services:
Portocel - Terminal Especializado de Barra do Riacho S.A.	51
International distribution network:
Aracruz Trading International Ltd.	100
Aracruz Celulose (USA), Inc.	100
Aracruz Trading S.A.	100
Ara Pulp - Com. de Importação e Exportação, Unipessoal Ltda.	100
Riocell Limited	100
Manufacture of solid wood products:
Aracruz Produtos de Madeira S.A.(*)	33.33
Special Purpose Company – SPC:
Arcel Finance Limited (**)	100
(*) The investment held in Aracruz Produtos de Madeira S.A. is 1/3 of its shares and it is recorded under the equity method of accounting.
(**) Arcel Finance Limited was dissolved on November 27, 2007.

Page: 9

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

The exclusive funds recorded as short-term investments have also been included in the Company’s consolidation process (Note 4).

The consolidation procedures for the balance sheet and the statements of income reflect the sum of the balances of assets, liabilities, income and expenses accounts, together with the following eliminations: (i) stakes in capital, reserves and retained earnings (deficit) against investments, (ii) balances of intercompany current accounts and other assets and/ or liabilities, (iii) effects of significant transactions, (iv) separate reporting of participation of minority shareholders in results and stockholders’ equity of the controlled companies and (v) elimination of unrealized profits among Group Companies.

In accordance with Brazilian Securities Commission (CVM) Instruction 247/96, the Company proportionally consolidated its interest in Veracel Celulose S.A., given that it is jointly controlled (50%) under the terms of the shareholders agreement.

Summary financial statements of Veracel, as proportionally consolidated by Aracruz, are as follows:

	9/30/2008	6/30/2008
Cash and cash equivalents	9,063	2,199
Inventories	72,886	61,524
Fixed assets/Deferred charges	1,548,352	1,543,171
Other assets	201,501	181,476
	1,831,802	1,788,370
Suppliers	21,617	23,872
Financings	525,175	525,272
Other liabilities	17,046	15,178
Shareholders’ equity	1,267,964	1,224,048
	1,831,802	1,788,370
	3rd Quarter 2008	3rd Quarter 2007
Net sales revenues	85,628	106,793
Gross profit	17,215	29,220
Operating profit	4,967	19,672
Net income (loss)	(20,203)	5,448

The Statement of Cash Flows was prepared in accordance with Pronouncement NPC-20, of the Brazilian Institute of Independent Auditors - IBRACON, reflecting transactions involving cash and cash equivalents of the Company, other than for securities with maturities above 90 days. This statement is divided into operating, investing and financing activities.

Page: 10

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

On August 13, 2008, the CVM approved by Deliberation No. 547/08, the Technical Pronouncement CPC No. 03 of the Accounting Pronouncements Committee. This new pronouncement deals with the Statement of Cash Flow and provides information regarding the historical alterations in cash and cash equivalents of an entity by means of a statement that classifies cash flows for the period according to operating, investing and financing activities. As permitted by Deliberation No. 547/08, the Company intends to adopt such pronouncement for its annual financial statements for the year ending December 31, 2008 and, as a consequence, certain nomenclatures currently in use may be altered.

The Statement of Value Added, prepared in accordance with Pronouncement NPC-3.7 of the Federal Accounting Council – CFC, presents the result of operations from the standpoint of generation and distribution of value added, where the four main beneficiaries of the value generated by the Company’s activities are: employees, government, the community and third party and shareholders’ capital.

2.1 – Alterations in Brazilian Corporate Legislation, effective as from January 2008

On December 28, 2007 the Brazilian government enacted Law No. 11.638/07, which alters, revokes and introduces new provisions in the Corporation Law (No. 6.404/76), especially relating to chapter XV, regarding accounting matters, and takes effect as from the year beginning January 1, 2008. The primary objective of this new law is to updated corporate legislation to permit the process of converging the accounting policies adopted in Brazil with those contained in international financial reporting standards (IFRS). It calls for new accounting norms and procedures to be issued by the Brazilian Securities Commission - CVM in conformity with IFRS. The principal modifications can be summarized as follows:

  Replacement of the statement of changes in financial position with the statement of cash flows, already presented by the Company.
  Inclusion of the statement of value added, applicable to publicly traded companies and showing the value added by the company as well as the breakdown of the source and allocation of such amounts; this statement too is already presented by the Company.
  Possibility of maintaining separate bookkeeping records of transactions for purposes of complying with Brazilian tax legislation and then making the adjustments required to adapt them to reporting practices.
  Creation of a new sub-group of accounts, intangible assets, which includes goodwill, for purposes of balance sheet presentation. This account will record the rights relating to incorporeal assets intended to maintain the company or are exercised for this purpose, including the goodwill acquired.
  Mandatory requirement for recording as property, plant and equipment rights relating to corporeal assets intended to maintain the company’s activities, including those resulting from operations that transfer the benefits, risks and control of assets to the company (such as finance leasing, for instance).
  Modification of concept for amounts booked as deferred charges. From now on they can only include pre-operating expenses and restructuring expenditures that effectively contribute to the increase in the results of more than one year and that do not constitute merely a decrease in costs or increase in operating efficiency. At present, this item does not affect the Company.

Page: 11

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01	– NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

Mandatory requirement for companies to periodically analyze the recoverability of the amounts booked under property, plant & equipment, intangible assets and deferred charges, in order to ensure that: (i) the loss due to non-recoverability of such assets is recorded as a result of decisions to discontinue activities relating to such assets or when there is evidence that the results of operations will not be sufficient to ensure the realization of such assets; and (ii) the criterion used to determine the estimated remaining life span of such assets, in order to book depreciation, amortization and depletion, is reviewed and adjusted. This matter was already regulated by CVM Decision No. 527 of November 1, 2007. The Company has already conducted such an analysis and did not identify any adjustment.

Requirement that investments in financial instruments, including derivatives, be booked: (i) at market value or equivalent in the case of investments in securities intended for trading or available for sale; and (ii) at cost or issue value, updated according to legal or contractual provisions, adjusted to probable realizable amount when this is lower. The Company has already complied with such determinations.

Creation of a new sub-group of accounts, equity appraisal adjustments, under stockholders’ equity, to permit (i) booking of determined appraisals of assets at market price, chiefly financial instruments; (ii) direct booking under stockholders’ equity when so required by an accounting pronouncement; and (iii) adjustments of assets and liabilities to market value due to merger or amalgamation taking place between unrelated parties that are linked to the effective transfer of control.

Introduction of the concept of adjustment to present value for non-current asset and liability operations and for material short-term operations. At present, the Company has no operation that would generate a significant effect of any adjustment to present value,

Elimination of the possibility of booking: (i) a premium received upon issue of debentures; and (ii) donations and subsidies for investment (including tax incentives) directly as capital reserves in a stockholders’ equity account. This means that donations and subsidies for investments will be booked under results for the year or, depending on their characteristics, in a reducing account for assets or unearned income for amortization over the same period as the corresponding assets, when applicable, is depreciated. To prevent distribution as dividends, the amount of the donations and subsidies can be appropriated to a tax incentive reserve after they pass through income. At present, the Company has no such transactions.

Elimination of the revaluation reserve. The balances existing in the revaluation reserve are to be maintained until such time as they are effectively realized or cancelled by the end of the year in which the law takes effect. Neither the Company nor its subsidiaries have revaluation reserves.

Requirement for the assets and liabilities of a company to be merged upstream, resulting from transactions that involve amalgamation, merger or spin-off among independent parties and related to effective transfer of control, to be booked at market value. There has been no transaction during 2008 that would require such adjustment.

Elimination of the materiality parameter for adjustment of investments in subsidiary and associated companies under the equity method and replacement of the parameter of 20% of the capital stock of the investee to 20% of the voting capital if the investee. This matter does not apply to the Company.

Page: 12

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

  Stock-based remuneration: If a company has any type of remuneration based on stock options with expense characteristics, this effect is to be recognized in income for the period. The Company does not have this type of remuneration.

Based on its best understanding and on the accounting pronouncements already existing, as of the date of these financial statements, Company Management does not believe that the modifications introduced by Law No. 11.638/07 will have material effects on the Company’s financial statements.

2.2 – CVM Deliberation No. 534 of January 29, 2008

On January 29, 2008, the CVM issued Decision No. 534, which approves Accounting Committee Pronouncement No. CPC-02. This Decision took effect on the date of its publication in the Official Federal Gazette (D.O.U.) and applies to fiscal years ending as from December 2008. As provided by CVM Decision No. 534, this pronouncement does not apply to Quarterly Financial Information.

The objective of the CPC-02 pronouncement is to determine how to include foreign currency transactions and overseas operations in the financial statements of an entity operating in Brazil and how to convert the financial statements of an overseas entity to the reporting currency of the financial statements in Brazil for purposes of recording equity pick-up, full or proportional consolidation of financial statements, and also how to convert financial statements of an entity operating in Brazil to another currency. CPC 02 further introduces the concept of functional currency, a concept that was previously not observed by accounting practices adopted in Brazil. The Company’s shares are traded on the New York Stock Exchange (NYSE) and are thus registered with the U.S. Securities and Exchange Commission (SEC), as a Foreign Private Issuer. Therefore, it is required to present financial statements as well in accordance with accounting principles generally accepted in the United States of America (US GAAP). For US GAAP reporting purposes, the Company has determined that its functional currency is the United States Dollar (US$). Hence, this will be the functional currency upon adoption of the CPC-02. The Company is in the process of evaluating the effects and actual adoption of the pronouncement in its financial position. Preliminary analyses indicate that there may be modifications in the balances of the Company’s non-monetary assets, which will begin to be booked based on their historical formation costs, determined in US$, the corresponding depreciation, amortization and depletion of such assets, as well as results for the period and stockholders’ equity.

2.3 – CPC 04 – Intangible Assets

On April 25, 2008, the CVM issued Notice of Public Hearing No. SNC 03/2008 (“Notice”), submitting – together with the Accounting Pronouncements Committee (CPC) – to the Public Hearing (in the manner provided by Article 8, paragraph 3, item I, of Law No. 6.385 of December 7, 1976) the draft of the Decision that ratifies Pronouncement No. CPC 04 issued by the said committee entitled “Intangible Assets”.

The objective of this Technical Pronouncement is to define the accounting treatment for intangible assets that are not specifically covered in any other pronouncement. The new Pronouncement establishes that an entity is to recognize an intangible asset only if determined criteria specified in such Pronouncement are met. The Pronouncement also specifies how to calculate and measure the book value of the intangible assets and requires specific disclosures regarding such assets.

3 Marketable Securities

Page: 13

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

As of September 30 and June 30, 2008, the marketable securities recorded in the consolidated balance sheet chiefly comprise Certificates of Deposit (CD’s) denominated in U.S. Dollars placed with leading financial institutions, in the Company’s opinion, through its subsidiary Aracruz Trading International Ltd., with original maturities of less than 90 days.

4 Short-term Investments

As of September 30 and June 30, 2008, the Company held units of ownership (quotas) in two exclusive private investment funds and investments in certificates of bank deposit (CDB’s) with original maturity of over 90 (ninety) days. The funds are comprised principally of CDB’s and other securities, the yields of which are pegged to the Certificate of Interbank Deposit (CDI) index, maintained with prime Brazilian financial institutions, with final maturities between October, 2008 and August of 2012. The securities included in the portfolio of the private investment funds feature daily liquidity and the Company considers such investments as securities held for trading. These exclusive funds do not entail significant financial obligations. Any obligations are limited to the service fees paid to the asset management companies employed to execute investment transactions, audit fees and other general and administrative expenses. There are no consolidated assets of the Company that are collateral for these obligations and the creditors of the funds do not have recourse against the general credit of Aracruz Celulose S.A.

		Parent Company
Description	9/30/2008	6/30/2008
Certificates of Bank Deposit	538,534	648,564
Federal Government Bonds	155,852	5,583
Debentures	41,122	53,715
Total	735,508	707,862

As of September 30, 2008, the difference between the Company and Consolidated balances, in the amount of R$ 85,871 (R$ 78,739 as of June 30, 2008), refers mainly to CD’s denominated in Reais maintained at leading financial institutions in Brazil and overseas through the subsidiaries Portocel - Terminal Especializado de Barra do Riacho S.A. and Aracruz Trading International Ltd..

5	Accounts Receivable - Trade
		Parent Company			Consolidated
		9/30/2008	6/30/2008	9/30/2008	6/30/2008
	Domestic customers	26,702	26,643	27,164	27,104
	Foreign customers
	Subsidiaries	274,669	182,310
	Other customers (third parties)		59	519,184	525,915
	Allowance for doubtful accounts	(1,834)	(1,837)	(8,771)	(7,606)
		299,537	207,175	537,577	545,413
6	Inventories
		Parent Company			Consolidated

Page: 14

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

	9/30/2008	6/30/2008	9/30/2008	6/30/2008
Pulp – finished products
At mills	93,526	81,279	115,004	92,290
Overseas			298,569	221,815
Paper – finished products	696	1,436	696	1,436
Raw materials	92,402	78,091	108,287	92,998
Warehouse / maintenance supplies	114,304	107,434	153,168	141,799
Other inventories	5	1	1,174	1,243
	300,933	268,241	676,898	551,581

7 Related Parties

The transactions between the Company and its subsidiaries, jointly controlled and affiliated companies, such as sales of products, purchases of raw materials and services, are eliminated upon consolidation. The financial transactions, such as current account advances and pre-payment contracts, bear effective interest rates that vary from 3.37% to 6.14% per annum plus exchange variation, and are likewise eliminated in the consolidation process.

(a) Subsidiaries / jointly controlled / affiliated companies

(b) Stockholders and related company

Page: 15

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

Transactions with Company stockholders and a related company, mainly financing transactions and performance of services, are carried out at rates, for amounts and on terms that would normally apply to unrelated parties.

(1)	The operations with Banco Votorantim S.A. refer to investments in CDB’s (in the amount of R$ 136,534) and debentures (in the amount of R$ 10,079). Financial income of R$ 614 was generated from such investments.

(2)	The operations with Banco Safra S.A. refer to investments in CDB’s (in the amount of R$ 109,331), debentures (in the amount of R$ 36,757) and other investments with yields indexed to the CDI (in the amount of R$ 28,563). Financial income of R$ 5,462 was generated from such investments.

(3)	The amount of R$ 686 refers to the advance of freight charges for transportation of wood. The amount of R$ 5,217 refers to freight expenses incurred in the period.

8 Tax Credits and Expenses on Income Tax and Social Contribution

Page: 16

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

(a)	Tax credits

	Parent Company		Consolidated
	9/30/2008	6/30/2008	9/30/2008	6/30/2008
Deferred Income Tax (IRPJ) and Social
Contribution Tax on Net Income (CSLL)
Tax losses for IRPJ purposes (i)	3,499	199	204,218	10,528
Negative results for CSLL purposes (i)	1,260	72	7,363	3,790
Temporary differences (ii)
Exchange variation taxed on cash basis	(202,780)	(447,505)	(202,780)	(447,505)
Result of unsettled derivate operations	230,909	(38,990)	230,909	(38,990)
Investments in rural activities	(61,084)	(74,815)	(61,084)	(74,815)
Non-deductible provisions	173,213	143,002	186,669	156,005
IRPJ levied on unearned income			65,917	20,658
Other tax credits	4,006	9,342	4,008	9,342
Taxes recoverable/offsettable
IRPJ and CSLL on net income – prepaid on
estimated basis	52,254	43,733	85,834	46,792
IRPJ offsettable	105,334	135,906	105,334	135,906
Income tax withheld on investments in
marketable securities	6,543	604	19,464	15,777
Income tax accrued on investments in
marketable securities	11,519	27,270	13,200	30,735
Federal PIS and COFINS contributions	82,825	53,991	136,271	99,846
State value-added tax on circulation of goods and
services – ICMS (iii)	322,759	302,145	352,408	329,905
Provision for loss of ICMS credits (iii)	(314,067)	(227,966)	(341,557)	(253,999)
Other sundry items	1,904	1,892	2,447	2,431
Total	418,094	(71,120)	808,621	46,406
Shown as:
Current assets	234,821	220,695	349,618	262,324
Noncurrent assets	183,273	116,880	459,003	165,727
Noncurrent liabilities		(408,695)		(381,645)

Page: 17

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

(i)	The proportional deferred tax credits arising from accumulated tax losses for IRPJ purposes and negative results for CSLL purposes related to Veracel have been recorded as of September 30, 2008 backed up by economic viability studies approved by management bodies of that jointly-held company. The breakdown of the Veracel balances and their expectations for realization are itemized year to year through 2012, as prescribed by CVM Instruction No. 371/02, and detailed below:

	2008	2009	2010	2011 to 2012	Total
IRPJ	753	2,686	2,433	8,284	14,156
CSLL	1,085	3,867	3,503	11,927	20,382
Total	1,838	6,553	5,936	20,211	34,538

(ii)	The income tax and social contribution deferred on temporary differences are stated at net value. The principal temporary effects refer to (i) the effect of credit exchange variation calculated for the current year (system for calculating tax and social contribution on a cash basis – exchange effects), (ii) market value adjustments of derivative financial instruments, (iii) non-deductible provisions and (iv) investments in rural activities.

(iii)	Since the promulgation of Federal Complementary Law No. 87 of September 13, 1996, the Company’s Espírito Santo plant has been accumulating ICMS credits, resulting from its predominantly export activity. Based on currently effective state legislation, the Company has managed to partially realize such credits withheld by the State of Espírito Santo through Sales operations. Considering the history of sales over the course of the year 2007, in the amount of approximately R$ 95 million, and further given prospects of satisfactorily concluding other negotiations in progress, the Company ranks as probable realization of part of the ICMS credits booked in its accounting records relating to the unit in this state. Therefore, as of December 31, 2007, it has reversed approximately R$ 71,070 of the respective provision for loss and now maintains the provision in the amount of R$ 314,067 as of September 30, 2008.

Considering that Company's expectations for realization of such credits has not been confirmed as of September 30, 2008, a provision for loss in the amount of R$ 67,096 has been set up.

The amount of R$ 8,692 (R$ 7,083 as of June 30, 2008) at Aracruz, not covered by the provision for loss, chiefly refers to ICMS credits at the Guaíba Unit (RS), which the Company has been offsetting in the normal course of its operations.

Page: 18

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

(b)	Income Tax and Social Contribution reflected in results arise from:

	Parent Company		Consolidated
	9/30/2008	9/30/2007	9/30/2008	9/30/2007
Income (loss) before IRPJ, CSLL
and minority interest	(1,706,173)	839,699	(2,026,615)	895,841
Income tax and social contribution at
combined enacted rate of 34%	580,099	(285,498)	689,049	(304,586)
Equity pickup from subsidiaries with
different rates or income not subject
to taxation	(171,050)	69,310	(43,439)	43,782
Depreciation, amortization, depletion
and write-offs – Art.2/Law 8.200/91	(1,840)	(1,594)	(1,840)	(1,594)
Contributions and donations	(2,259)	(495)	(2,259)	(495)
Technological innovation	3,490	7,089	3,490	7,089
Other effects of permanent differences	966	(733)	1,922	(54)
Income Tax and Social Contribution	409,406	(211,921)	646,923	(255,858)
Current portion	(41,214)	(51,836)	(39,819)	(93,584)
Deferred portion	450,620	(160,085)	686,742	(162,274)

9	Advances to Suppliers – Forest Producer Program

The Forest Producer Program is a partnership with rural producers, initiated in 1990 in the State of Espírito Santo and expanded to other states, such as Bahia, Minas Gerais, Rio Grande do Sul and, more recently, Rio de Janeiro. The Program encourages the planting of commercial forests of eucalyptus trees, for which the Company provides technology, technical support, supplies and financial resources, depending on the type of contract, in order to ensure supply of wood for pulp production. As of September 30, 2008 advances of funds amounted to R$ 257,605 (Consolidated R$ 283,458), compared with R$ 254,936 (Consolidated R$ 283,458) as of June 30, 2008, which are recovered against the delivery of the wood by the producers.

Page: 19

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

10 Investments

(i)	Under the capitalization plan of Veracel, during the third quarter of 2008 capital increases were carried out in the amount of R$ 64,667 (R$ 41,968 during the second quarter of 2008).

(ii)	Acquisition of Boise Cascade do Brasil Ltda. (Note 1); as allowed by CVM Instruction No. 469/08, the Company elected to book this acquisition by its book value.

(iii)	The effect of the exchange exposure of overseas investments is registered under the heading "Equity result" and the overseas investments are translated under the method of the current exchange rate. During the nine-month period ended September 30, 2008, the Company registered positive exchange variation on these investments in the amount of R$ 169,610.

(iv)	The goodwill paid on the acquisition of Veracel Celulose S.A., in the total amount of R$ 50,305, was based on the market value of assets and on estimates of future profitability of the business, in the amount of R$ 40,564, which was fully amortized through March 31, 2006. Goodwill attributable to assets is amortized based on the realization (depreciation/write-off) of the market value of such assets, whereas goodwill based on estimates of future profitability is amortized based on the utilization of planted eucalyptus areas. In the latter case, the amortization is appropriated to the cost of forest-growing and is recognized in income in the year in which the trees are felled.

The goodwill referring to the lands, in the amount of R$ 9,742, continues pending amortization up to the time when the assets are realized.

Of the goodwill of R$ 839,305 arising on the acquisition of Riocell S.A. in 2003, R$ 276,422 was allocated principally to fixed assets, while the unallocated portion of R$ 562,883 (future profitability of the business) was transferred to deferred charges (Note 12).

The Consolidated balance of stakes in affiliated and jointly controlled companies, in the amount of R$ 16,772 (R$ 17,489 as of June 30, 2008), represents Aracruz’s share in its affiliated company Aracruz Produtos de Madeira S.A. The portion of the goodwill relating to the market value of the assets is allocated to property, plant and equipment in the consolidated financial statements (proportional consolidation of Veracel).

Page: 20

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

11 Property, Plant and Equipment

(*) Timber depletion computed on the cost of cultivation and maintenance of the forests and calculated on the unit-of-production basis, net of tree-development costs benefiting future harvests.

Page: 21

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

12 Deferred Charges and Intangible Assets

Page: 22

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

13 Loans and Financings

		Parent Company			Consolidated
	% annual
	interest rate	9/30/2008	6/30/2008	9/30/2008	6/30/2008
Brazilian currency
Loans indexed to Long-Term Interest Rate
TJLP (*)	7.0 to 10.50	623,043	652,243	988,450	1,036,507
Loans indexed to basket of currencies	6.63 to 8.55	77,676	67,439	220,992	191,196
Export credit note (b)	100% CDI			102,881	99,687
Loans indexed to other currencies	6.75	10,075	10,571	11,353	13,103
Foreign currency (United States Dollar)
Export prepayments (c)	3.05 to 4.98	2,687,835	1,746,209	2,687,835	1,746,205
Advances for exchange contracts (ACC) /
exchange forward advances (ACE)	3.18 to 9.00	182,049		318,121
Other loans and financings	3.39 to 3.43			15,174	14,720
Total loans and financings		3,580,678	2,476,462	4,344,806	3,101,418
Portion falling due short-term (including
interest payable)		(338,020)	(160,622)	(605,422)	(283,889)
Portion falling due long-term
2009		9,165	18,819	44,014	79,484
2010		36,660	35,841	159,234	152,280
2011		132,375	35,841	263,270	160,597
2012 to 2016		3,064,458	2,225,339	3,272,866	2,425,168
		3,242,658	2,315,840	3,739,384	2,817,529
(*) TJLP limited to 6% p.a., plus bank spread.

(a)	Loans from BNDES (Stockholder)

In December, 2006, Aracruz signed a financing agreement with its stockholder, the Brazilian Development Bank (BNDES), in the total amount of R$ 595,869, of which R$ 460,270 has already been released. The loan is subject to interest varying between 7.18% and 8.18% p.a. and is to be amortized in the period from 2009 to 2016.

As of September 30, 2008, Aracruz had financings in the total amount of R$ 696,081 from its stockholder BNDES (R$ 715,206 as of June 30, 2008), subject to interest varying between 6.63% and 10.5% p.a., to be amortized in the period between 2008 and 2016.

With the exception of the agreement signed in December of 2006, the financings granted by BNDES are guaranteed by mortgages, in varying degrees, of the industrial unit in the State of Espírito Santo and by Company lands and forests, as well as by a statutory lien on financed machinery and equipment.

In relation to Veracel, as of September 30, 2008 BNDES financings amount to R$ 506,668 (R$ 506,055 as of June 30, 2008), subject to interest varying from 7.0% to 9.50%, to be amortized in the period from October 2008 to February of 2014. These amounts refer to the 50% share held by Aracruz in Veracel.

Page: 23

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

(b)	Export credit note

In order to expand port facilities, in May 2006 the Company’s subsidiary Portocel - Terminal Especializado de Barra do Riacho S.A., contacted an Export Credit Note operation in the amount of R$ 104 million (US$ 50 million), with interest equivalent to 100% of the CDI rate, semi-annual installments and payments of the principal between December 2008 and December of 2013. Also linked to this operation was the contracting of a DI x US$ swap transaction, with the same maturity terms and transformation of the interest rate into exchange variation + 5.985% p.a. As of September 30, 2008, the balance of the outstanding principal was R$ 99,237 (also R$ 99,237 as of June 30, 2008).

(c)	Export prepayment operations

As of September 30, 2008 Aracruz had export prepayment operations underway with various banks, in the total amount of R$ 2,658,963 (R$ 1,733,579 as of June 30, 2008), with interest varying between 3.05% and 4.98% p.a., with semi-annual payments and maturity of the principal between September of 2011 and June, 2016.

(d)	Restrictive clauses (Covenants)

As a result of provisions for losses set up in connection with operations involving derivative financial instruments (Note 14), Company’s Management reviewed the restrictive clauses in contained in its loans and financing agreements and, based on its best judgment, has concluded that as of September 30, 2008, there have been no defaults of such contractual clauses.

14	Management of Risks and Financial Instruments

(a)	Risk management

The Company’s business is the sale of pulp, chiefly to foreign markets. The main market risk factors that affect its business can be enumerated as follows:

Credit risk (customers): the Company may incur losses because of financial difficulties of its customers, which could result in such customers being unable to pay their commitments to Aracruz. To reduce this risk, the Company has taken out an insurance policy and for customers not covered by such policy it adopts alternative tactics, such as upfront collections and the use of credit letters. Losses on uncollectible accounts receivable balances are recognized by means of an allowance for doubtful accounts.

In the quarter and nine-month period ended on September 30, 2008, respectively, two customers (not affiliated companies) each one of which represented 32% and 20% and 30% and 18% of our respective consolidated net revenue for those periods (32% and 14% and 30% and 15% for the quarter and nine-month period ended on September 30th, 2007, respectively). No other customer accounted for more than 10% of the Company’s consolidated net income.

Foreign currency risk: the Company may incur losses as a consequence of fluctuations in exchange rates, which impact invoiced nominal values or loans obtained in the market. To reduce this risk, the company has entered into derivative contracts (see item (c) below).

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

The indebtedness and the results of the Company's operations are significantly affected by the exchange rate (U.S. dollar). Aracruz’s foreign currency debt amounts to US$ 3,087,300 as of September 30, 2008 (R$ 1,888,809 as of June 30, 2008).

The Company exports 98% of its production of eucalyptus pulp. Consequently, revenues and accounts receivable related to these exports are denominated in U.S. dollars (see Note 5 for details on our accounts receivable with foreign customers).

Interest rate risk: the Company has loan agreements with floating interest rates. To mitigate the volatility risk in such rates, the Company uses fixed rate swap contracts, keeping a balance in its portfolio between fixed and floating interest rates.

(b) Market value of financial instruments

The market value of cash and equivalents and short-term investments, accounts receivable and current liabilities approximates the amounts reported in the balance sheet due to the fact that the due dates occurs on or close to the balance sheet date. Loans are updated based on interest rates floating in accordance with market conditions, and thus the loans and financing amounts reported on the balance sheet approximate market value.

(c) Operations with derivative financial instruments

Aracruz and its subsidiaries operate internationally and are exposed to market risks resulting from changes in foreign currency exchange rates and interest rates. The exposure to risk of liabilities denominated in US Dollars is mitigated in part by operating revenues, almost totally derived from export sales.

Page: 25

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

The Company has operated with financial instruments and derivatives based in foreign currency, basically the US Dollar. The fair values of derivative payables and receivables, as well as other related balances, have been recognized in the balance sheet as follows:

				Parent Company		Consolidated
				9/30/2008	6/30/2008	9/30/2008	6/30/2008
Current Assets
U.S. dollar future contracts
Sell target forward (STF)					9,869	24,216	26,155
Non-deliverable forward (NDF)					5,220	11,030	5,220
					15,089	35,246	31,375
Interest swap contracts:
CDI vs. US$						6,557	18,298
Total Current Assets					15,089	41,803	49,673
Noncurrent Assets
Interest swap contracts
TJLP vs. US$				2,808	93,971	2,808	93,971
Total Noncurrent Assets
Long-Term Receivables				2,808	93,971	2,808	93,971
Current Liabilities
U.S. dollar future contracts:
Sell target forward				425,486		1,715,759
Prepayment	export	loans:	tied
transactions				257,344	5,758	257,344	5,758
				682,830	5,758	1,973,103	5,758
Non-deliverable forward				31,602		31,602
Total Current Liabilities				714,432	5,758	2,004,705	5,758

Since there are no market quotations for the derivative contracts known as Sell Target Forward and Tied Transactions on Pre-payment Export Loans (over the counter transactions), the Company has estimated fair values for valid contracts as of September 30, 2008 using standard market methodology (in this specific case, Company Management elected to use the “Monte Carlo” model). This model takes into consideration, among other things, publicly available market-based information such as:

(i)	the interest rate curve;

(ii)	exchange rate volatility estimated for each fixing date; and

(iii)	the closing exchange rate observed as at September 30, 2008.

Page: 26

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

Fair values estimated using other models or assumptions may result in different results. In cases for which differences were observed between the values estimated by the Company and the values provided by the banks as their estimates of Mark to Market (MTM), Aracruz Management reviewed its estimate and calculations, concluding, in accordance with the assumptions and the model used for this purpose, as to the reasonableness of the amounts so determined and recorded as of September 30, 2008. The fair value so estimated is valid only as of the date of these financial statements, and could change subsequently as a consequence of changes in exchange rates at later dates.

The notional values (base values of the contracts) at the end of each period are:

	Parent Company		Consolidated
	9/30/2008	6/30/2008	9/30/2008	6/30/2008
U.S. Dollar Future Contracts:
STF	(172,287)	(127,352)	(689,148)	(350,218)
Prepayment export loans – tied
transactions	(382,860)	(79,595)	(382,860)	(79,595)
NDF – short position	(268,002)	(222,866)	(268,002)	(222,866)
NDF – long position	114,858		114,858
Future U.S. Dollar purchase – BM&F	1,029,893		1,029,893
Interest Swap Contracts
TJLP vs., US$	(331,594)	(568,534)	(331,594)	(568,534)
CDI vs. US$			(99,237)	(99,237)

STF contracts

In the case of the Sell Target Forward (STF) contracts, the notional amount is used as the basis for monthly measurement and settlement between the Company and its counter-parties by comparison of the contracted exchange rate (Strike Price) with the exchange rate (PTAX) as of the monthly fixing date. When the exchange rate at the fixing date is higher than the contracted Strike Price, Aracruz incurs a loss equivalent to double the difference in these exchange rates times the notional value as of that date. When the opposite happens, the Company enjoys a gain without any leverage. When Aracruz’s accumulated gains on each contract are higher than either 40 or 50 cents in each US Dollar, depending on the contract, the contract is cancelled (Knock Out). For certain contracts, after an initial period, generally 3 months, the Strike Price is reduced in accordance with the conditions of each contract.

Out of the total STF contracts, there are only two where there is a provision for margin calls being made equivalent to the amount by which the fair values exceed US$ 30 million and US$ 5 million, respectively, and as of September 30, 2008 the fair value of the contracts is approximately R$ 43 million (equivalent to US$ 22 million) and R$ 47 million (equivalent to US$ 25 million), respectively. As of September 30, 2008, a margin deposit totaling R$ 24.2 million is booked under Derivatives in current assets.

The STF contracts as of September 30, 2008 are for an average term of 12 months and, in this period, the consolidated average monthly notional values approximate US$ 340 million (equivalent to R$ 651 million considering the quarter-end rate of R$ 1.9134/US 1.00) . The average Strike Price for these contracts is R$ 1.76 = US$ 1.00 at each monthly fixing.

Page: 27

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

Transactions tied to Pre-payment Export Loans

Certain exchange contracts tied to Pre-payment Export Loans also have monthly dates for fixing the difference between the Strike Price and the US Dollar PTAX rate. These contracts were entered into in order to secure reduced interest charges on Export Loans. In the case of these contracts, Aracruz incurs a loss on each fixing date equivalent to the extent by which the Strike Price is lower than the US Dollar PTAX rate on that date. Any losses are settled monthly, but in this case the loss is not leveraged and therefore it is equal to the difference between the said rates times the contracted notional amount. There is no Knock Out clause in this type of contract, nor is there any reduction of the Strike Price over the term of the contract. The said Pre-payment Export Loans are for periods of up to 60 months, whereas the exchange contracts were contracted only for a period of 12 months, from July 2008 through September 2009.

The Statement of Operations for the nine month period ended September 30, 2008 includes a provision for unrealized losses of in the amount of R$ 682,830 (Parent Company) and R$ 1,973,103 (Consolidated) on contracts for STF and for Tied Transactions with Pre-payment export loans still open as of that date. There were no such contracts in 2007. Unless there is early settlement of these contracts, the realization of these losses, which may or may not occur, depends principally on the exchange rate on the fixing date, among other factors, and would occur over the term of the contracts.

The contracts for Tied Transactions with Pre-payment Export Loans are for an average term of 12 months and, in this period, the consolidated average monthly notional values approximate US$ 180 million (equivalent to R$ 345 million considering the exchange rate of de R$ 1.9143/US$ 1.00) The average Strike Price for these contracts is R$ 1.90 = US$ 1.00 at each monthly fixing date.

Non-deliverable forward

In the case of NDF operations, there is no monthly fixing and settlement between the parties, as the contracts are settled only at term by reference to the difference between the Strike Price and the PTAX exchange rate. The NDF short position contracts fall due in November 2008 and have an average Strike Price of R$ 1.71 = US$ 1.00. The NDF long position contracts for fall due in October 2008 and have an average Strike Price of R$ 1.92 = US$ 1.00.

Interest swap contracts: TJLP vs. US$

In order to protect its exposure to financing linked to the TJLP interest rate, the Company entered into Swap transactions, taking on an asset position of TJLP plus 2% and liability in US$ plus 4.53%, falling due in April 2010. The fair value is measured at the exchange rate as of the period end projecting the cash flow at the contractual rates and discounting the computed cash flow to present value at the interest rate ruling for similar transactions at the date.

Forward dollar contracts registered at BM&F

Forward dollar contracts registered at BM&F are fixed and settled daily at the difference in the BM&F fixing rate on the day and that of the previous day. The contracts are standardized and fall due on the first working day of each month, and may be settled at any time with the purchase of contracts in the opposite position. Traditionally, the Company maintained its position on each due date due to the liquidity then prevailing in the market. As of September 30, 2008, the Company had a long position registered at BM&F with a notional value of US$ 538 million (equivalent to R$ 1,029,893).

Page: 28

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

15 Stockholders’ Equity (a) Capital and reserves

As of September 30 and June 30, 2008, the Company’s subscribed and paid-in capital stock is R$ 2,871,781, represented by 1,032,554 thousand register shares, without par value, consisting of 455,391 thousand common shares, 27,957 thousand Class A preferred shares and 549,143 thousand Class B preferred shares. The Class A stock may be converted into Class B stock at any time. The conversion rate is 1:1 (one Class A share for one Class B share). Shares of capital stock issued by Aracruz are held in custody at Banco Itaú S.A.

The market values of the common and Class A and Class B preferred shares, based on the last quotation prior to the closing date for the quarter, were R$ 7.00, R$ 14.91 and R$ 6.73 per share, respectively.

Under the Company’s Bylaws, preferred shares do not vest voting rights, but have priority on return of capital in the event of liquidation of the Company. The preferred shares are entitled to a dividend that is 10% higher than that attributed to each common share, albeit without priority in terms of receiving same. Without prejudice to such right, the Class A preferred shares are assured priority in receiving a minimum annual dividend of 6% of their share of the capital stock.

The following table shows the rights, privileges and conversion policy with respect to the shares:

	Common Shares	Class A Preferred Shares	Class B Preferred Shares
Voting Rights	Yes	• No, except in the event of non-payment of	No, except in the event of non-
		dividends for three (3) consecutive years. In this	payment of dividends for 3 (three)
		case, the preferred stock-holders shall retain such	consecutive years. In this case, the
		voting rights until such time as the past-due	preferred stockholders retain such
		dividends are paid.	voting rights until such time as the
past-due dividends are paid.
Privileges	None	• Priority in reimbursement of capital in the event	Priority in reimbursement of
		of liquidation of the Company;	capital in the event of liquidation
of the Company;
• Right to receive a dividend that is 10% higher
		than that paid to each common share;	Right to receive a dividend that
is 10% higher than that paid to
		• Priority in receiving a minimum dividend of 6%	each common share.
p.a., calculated based on the amount of the capital
represented by such shares and divided equally
among them.
Conversion	None	May be converted into Class B preferred shares at	Cannot be converted into either
Characteristics		any time, at the discretion of the stockholder, who	Class A preferred shares or
		has to cover the respective costs of this.	common shares.
Conversion rate: 1:1.

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

(b)	Dividends and interest on capital invested

Stockholders are assured by the Company’s Bylaws of a minimum annual dividend equivalent to 25% of the Parent Company’s net income, adjusted by any increases or decreases in the reserves, as defined in applicable corporate legislation.

As permitted by Law No. 9249 of December 26, 1995, the Company’s Management elected during the first nine months of 2008 and the year 2007 to pay interest on capital invested to the stockholders. This interest is calculated on the reported stockholders’ equity and is limited to the daily variation in the Long-Term Interest Rate - TJLP, amounting to R$ 155,000 (R$ 298,000 in 2007).

Based on the Company’s operating cash generating capacity and in addition to the interest on capital invested already declared, the Annual General Meeting (AGM) of Stockholders, which occurred on April 30, 2008, decided to distribute dividends for the year 2007 in the amount of R$ 200,000, which works out to R$ 202.18 per batch of one thousand Class A and B preferred shares and R$ 183.80 per batch of one thousand common shares.

(c) Treasury stock

As of September 30, 2008 the Company held in its treasury 483 thousand shares of common stock and 1,483 thousands shares of class B preferred stock, the market values for which as of that date were R$ 7.00 and R$ 6.73 per share, respectively.

16	Employee Postretirement Benefit Plan - ARUS

The Aracruz Employee Pension Fund ARUS (Fundação Aracruz de Seguridade Social) is a private pension fund which operates in the form of a multi-sponsor fund on a non-profit basis. In September 1998, the previously existing pension plan was substituted by a defined contribution system for retirement (Arus Retirement Plan).

The Company sponsors ARUS and its total contribution in the third quarter of 2008 was R$ 1,741 (R$ 1,543 in third quarter 2007).

Should the sponsor withdraw from the Retirement Plan, the sponsor’s commitment made under Resolution No. CPC 06/88 (issued by the Brazilian Supplementary Retirement Benefits Council) is totally covered by the assets of the Defined Contribution Plan.

17 Insurance Coverage

Given the nature of its activities, the Company has adopted the policy of contracting insurance coverage to meet its requirements, taking into account the classic differences in risks (manufacturing plant, forests and port). Aracruz purchases insurance coverage -- based on a combination of systematic risk analyses together with modern insurance techniques -- in accordance with the maximum possible loss concept, which corresponds to the maximum amount subject to destruction in a single event.

As of September 30, 2008, the Company’s assets were insured against losses for a total amount of approximately US$ 1.9 billion, corresponding to the maximum limit of indemnity per event.

Page: 30

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

18	Provision for Contingencies and Legal Obligations Being Disputed in Court

The juridical situation of Aracruz Celulose S.A. and its subsidiaries, jointly controlled and affiliated companies includes labor, civil and tax suits. Based on the representation of external legal counsel, Management believes that the appropriate legal procedures and steps taken in each situation are sufficient to preserve the stockholders’ equity of the Company and all its Subsidiaries, jointly controlled and affiliated companies, without additional provisions for loss on contingencies besides the amount recorded as of September 30, 2008. The consolidated breakdown of the balance of the provision for contingencies and legal obligations being disputed in court is as follows:

			September 30, 2008
		Deposit	Amount	Total,
	Consolidated	in court	provided	net
	Provision for Contingencies
	Labor (a)	24,432	(37,058)	(12,626)
	Tax:
	ICMS credit on exempt paper		(7,700)	(7,700)
	FGTS/INSS payroll deductions for rental of
	houses for employees (b)	3,612		3,612
	Other tax cases	13,331	(14,691)	(1,360)
	Subtotal	41,375	(59,449)	(18,074)
	Legal Obligations Being Disputed in Court
	PIS/COFINS Law No. 9.718/98 (c)		(172,896)	(172,896)
	CSLL – Non-incidence on export revenues (d)		(234,057)	(234,057)
	Other obligations in dispute	10,056	(12,827)	(2,771)
	Subtotal	10,056	(419,780)	(409,724)
	Total	51,431	(479,229)	(427,798)
			June 30, 2008
		Deposit	Amount	Total,
	Consolidated	in court	provided	net
	Provision for Contingencies
	Labor (a)	25,152	(36,672)	(11,520)
	Tax:
	ICMS credit on exempt paper		(7,700)	(7,700)
	FGTS/INSS payroll deductions for rental of
	houses for employees (b)	3,593		3,593
	Other tax cases	13,285	(14,764)	(1,479)
	Subtotal	42,030	(59,136)	(17,106)
	Legal Obligations Being Disputed in Court
	PIS/COFINS Law No. 9.718/98 (c)		(170,724)	(170,724)
	CSLL – Non-incidence on export revenues (d)		(231,590)	(231,590)
	Other obligations in dispute	10,001	(12,730)	(2,729)
	Subtotal	10,001	(415,044)	(405,043)
	Total	52,031	(474,180)	(422,149)
(a)	Labor

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

The most significant labor claims are in respect of alleged salary losses due to inflation indices and economic plans imposed by past governments, fines of 40% of the accrued severance pay scheme (Guarantee Fund for Length of Service – FGTS) and claims for additional compensation for alleged hazardous/unhealthy working conditions.

As of September 30, 2008, the Company maintained provisions in the total amount of approximately R$ 31,000 (Consolidated - R$ 37,000), in order to cover any unfavorable decisions in the labor area, as well as deposits in court in the amount of R$ 12,100 (Consolidated - R$ 24,400).

(b)	Brazilian Social Security Institute - INSS

In March 1997, the Company received assessment notices from the Brazilian Social Security Institute - INSS relating principally to accommodation allowances. The inspectors took the view that the subsidized rentals constituted savings for employees and, hence, indirect salary benefits (remuneration in kind). As a consequence, the INSS inspectors argued, this process results in underpayment of the corresponding social security contributions. The Company filed a suit for declaratory judgment to challenge such assessments, with a view to cancellation of the notices, which amounted to approximately R$ 3,000. The Superior Court of Justice (STJ) has already ruled in favor of the Company’s arguments in a Special Appeal filed in one of the suits.

As of September 30, 2008, the Company’s deposits in court in relation to this case amounted to approximately R$ 3,600. Based on the advice of its legal counsel, as drawn up in a formal legal opinion, indicating that the likelihood of loss in this case is remote, no provision has been established for any unfavorable decisions.

(c)	PIS/COFINS

The Company disagrees with the legitimacy of the claim for these taxes and filed for a court injunction against the changes in the bases for calculation of PIS and COFINS, as well as the increase in the COFINS rate, imposed by Law No. 9718/98. A preliminary injunction was issued in favor of the Company in November of 2001. Due to unfavorable court decisions for other taxpayers in similar lawsuits, on August 29, 2003 the Company decided to withdraw part of claims filed, and chose to adhere to the PAES program – special payment in installments totaling R$ 56,241 – created by Law No. 10684/2003, the current balance of which is approximately R$ 57,800, and maintained only the claims regarding exchange differences.

Notwithstanding the petition for waiver, in view of the decision rendered by the Federal Supreme Court (STF), which ruled that the change in the basis for calculation of the PIS and COFINS is unconstitutional, the Parent Company filed for a Restraining Order to ensure its right not to pay over the PAES installments relating to such modification, and the petition was granted. The amount relating to the PAES installments that were not paid as a result of the cited court order, for the months from July 2006 through September of 2008, is roughly R$ 16,700, already updated according to the TJLP interest rate.

The amount at stake relating to exchange variation for the period from February 1999 to September 2003 is approximately R$ 172,900 as of September 20, 2008 (R$ 170,700 as of June 30, 2008), already adjusted to current price levels based on the SELIC interest rate, which is appropriately reflected in the provision for contingencies and legal obligations being disputed in court.

In September 2007, based on the opinion of its legal counsel, Company Management reversed the amount of approximately R$ 73,800 of the provision relating to the levying of such taxes on

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION exchange variation revenues, in view of the provisions contained in Article 150, paragraph 4, of the Brazilian National Tax Code (CTN).

Given decisions handed down by the STF in similar cases, recognizing the unconstitutionality of the modification in the base for calculation of the PIS and COFINS, which has been repeatedly followed by court and administrative jurisprudence, making the issue virtually a settled matter, Aracruz Management is convinced that the likelihood of loss in this case is remote. Nonetheless, due to the recent pronouncement of IBRACON, as of December 31, 2007, the Company adopted a conservative approach and reconstituted the portion of the provision previously reversed.

(d)	Social Contribution on Net Income – Non-incidence on export revenues

In September 2003, the Company obtained a restraining order that give it the right not to pay Social Contribution on Net Income (CSLL) generated by export sales, as well as the right to recognize the amounts of tax credits previously offset in this regard, adjusted by the SELIC rate, in the amount of R$ 234,100 as of September 30, 2008 (R$ 231,600 as of June 30, 2008), for which it maintains a provision. Aracruz is presently awaiting a decision on the appeal filed by the Federal Government.

(e)	IRPJ - Deductibility of Social Contribution on Net Income (CSLL)

On June 29, 2005, the Company was assessed relating to deductibility of CSLL from taxable income for IRPJ purposes for fiscal years 2000 and 2001, the existing provision for which was supplemented by the amount of R$ 3.6 million, bringing the total to R$ 38 million.

In July 2005, in view of the existing case law development, Aracruz decided to pay over the assessed amount, although it recalculated the basis for calculation thereof, arriving at the amount of R$ 24.4 million. The Company filed an administrative challenge to the balance of the amount assessed, and the assessment was upheld at the first administrative level. The Company has appealed this decision and is awaiting judgment. In addition, it has maintained the lawsuit questioning the alleged non-deductibility.

(f)	IRPJ/CSLL – Full offset of accumulated tax losses and negative results

On June 29, 2005, the Company was assessed regarding full offset of accumulated tax losses (NOL’s) for IRPJ purposes and negative results for CSLL purposes for fiscal years 2000 and 2001, as well as relating to the full offset, in fiscal year 2000, of the tax loss generated during the period it enjoyed the export tax benefit known as the BEFIEX. The Company challenged the assessment at the first administrative level but it was upheld. Aracruz thus appealed this decision and in June 2008 obtained a favorable decision at the Finance Ministry’s Taxpayers Council (CCMF), which unanimously ruled that the assessments drawn up by the tax authorities were groundless.

As a consequence of the latter decision, the Company, corroborated by its external legal counsel, deemed that the probability of loss of such provision for contingency is remote. Accordingly, as of June 30, 2008, the provision relating to interest and fine, with positive impacts on the Company’s results, is in the amount of R$ 29,928 and R$ 14,416 in the financial expense and other operating expenses, respectively.

g) ICMS

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

On October 20, 2006, the Company received assessment notices from the Espírito Santo State Treasury Secretary in the amount of R$ 75.8 million, dealing basically with failure to comply with accessory obligations and unduly taking credits for the State Value-Added Tax on Circulation of Goods and Services (ICMS) on assets for use in operations, supplies and fixed assets. The Company elected to make payment of part of the amount assessed and challenged the total amount of R$ 75.5 million, of which R$ 11.6 million has already been ruled in the Company’s favor. In March of 2008 the Company was served process in tax foreclosure cases arising from three assessment notices where the courts ruled contrary to Aracruz’s interests, in the amount of R$ 58.5 million, and filed its appeals. Based on the opinion of its external legal counsel, which ranked the probability of loss in court as being somewhere between remote and possible, no provision has been set up to cover any unfavorable decisions.

(h)		Civil Public Suits – Eucalyptus forest tracts in the State of Grande do Sul

In 2007 a number of Non-Governmental Organizations (NGOs) and the Federal Public Prosecution Office in the State Rio Grande do Sul filed two Civil Public Suits questioning the validity of the procedures adopted by State Environmental Protection Agency - FEPAM in issuing environmental licenses for eucalyptus plantations in that state. A restraining order was initially granted, determining that FEPAM should cease issuing environmental licenses for planting eucalyptus tracts, with jurisdiction thus being passed on to IBAMA (the Brazilian Environmental Institute). The order was suspended by the Federal Court of the 4th Region at the request of the State Government. The Company believes that such suspension will be confirmed by the court’s definitive decision on the merits of the case. Based on the opinion of its legal advisors, who evaluate the probability of loss in the courts as no more than possible, no provision has been recognized. The Company cannot precisely estimate the amount involved in these claims.

(i)		Other tax cases

Based on the opinion of its legal counsel, the Company further maintains a provision for other tax contingencies where the likelihood of loss is ranked as probable in the total amount of R$ 28,700 (R$ 35,200 Consolidated relating to tax and civil cases involving the subsidiaries and jointly controlled company). For these other contingencies, the Company has on deposit in court the amount of approximately R$ 23,000 (Consolidated R$ 24,000).

	19	Tax Incentives - ADENE

Since Aracruz is located within the geographic area of ADENE (Agency for the Development of the Northeast) and inasmuch as Decree No. 4213 of April 16, 2002 recognized pulp and paper sector as a priority in the development of the region, the Company claimed and was granted the right by the Federal Revenue Service (SRF) in December of 2002 to benefit from reductions in corporate income tax and non-refundable surcharges on adjusted operating profits for plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012). This right was granted after ADENE approved the respective reports.

On January 9, 2004, the Company received Official Letter No. 1406/03 from the Extrajudicial Administrator of the former Northeast Development Agency (SUDENE), informing that “pursuant to re-examination by the Juridical Consultancy of the Ministry for Integration as regards the coverage of the cited incentive granted,” it considered that it was inappropriate for Aracruz to enjoy the benefit previously granted and accrued, which caused revocation thereof.

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

During 2004 and 2005, notifications aimed at annulling the related tax benefits were issued by ADENE and repeatedly challenged and/or contested by the Company, although so far no definitive court decision has been issued in relation to the merits of the case.

Nevertheless, in December 2005 an Assessment Notice was drawn up against the Company by the SRF, in which the latter government agency required payment back to public coffers of the amounts of the tax incentives used so far, plus interest, albeit without imposition of any fines, for a total amount of R$ 211 million. The Company filed a challenge against this assessment, which was upheld at the first administrative level. Aracruz further appealed against the latter decision and, in September of 2008 the CCMF partly accepted the assessment made by the tax authorities, so that the Company’s right to use the tax incentive up to the year 2003 has been accepted. The same did not apply in relation to the year 2004, so there still remains an assessment in the amount of R$ 47 million. The Company is presently waiting formal publication of this decision so that it can file a further appeal regarding application to the year.

Company Management, in conjunction with its legal counsel, believes that the decision to cancel the ADENE tax benefits in December 2005 is incorrect, both with respect to the benefits used and in relation to the remaining period. As regards the benefits used through 2004 (R$ 142,858 as of December 31, 2004, recorded under Capital Reserve), Management believes, based on the opinion of its legal counsel, that the requirement to pay the tax has no substantive basis, given that the Company used the benefits strictly within legal parameters and in conformity with acts carried out by the SRF and Reports issued by the ADENE. With respect to the rest of the benefit periods, which extend through 2012 (mill C) and 2013 (mills A and B), respectively, Management and its legal counsel believe it is illegal to revoke benefits that were granted on condition of compliance with pre-established conditions (implementation, expansion or modernization of an industrial undertaking), and that such acquired rights to enjoy same are ensured until the end of the periods set forth in the Law and in the administrative acts granting the benefits.

Despite its firm conviction as to the solid grounds for its rights, in light of the series of events that occurred in the years 2004 and 2005, indicating intent on the part of ADENE and SRF to cancel the tax benefits, the Company decided to adopt a conservative approach and interrupt the recording of the tax benefits as from 2005, until such time as a definitive court decision is reached.

The probability of loss in relation to the tax benefits already taken through 2003 is ranked as remote by Management and its legal counsel. With respect to the tax benefits already taken in 2004 and those to be taken as from 2005, the likelihood of loss is ranked as possible and, as a result, no provision has been set up in regard to this matter.

20 Reconciliation of Stockholders’ Equity and Income for Quarter - Company and Consolidated

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

	September 30,	June 30,
	2008	2008
Stockholders’ Equity
Stockholders’ equity - Parent Company	4,106,476	5,676,282
Unearned income	(224,400)	(82,693)
Unrealized shipping expenses	30,526	21,935
IRPJ and CSLL on unearned income	65,917	20,658
Shareholders’ equity – Consolidated	3,978,519	5,636,182
Results for the 3rd Quarter	September 30
	2008	2007
Net income (loss) for the quarter – Parent Company	(1,569,806)	260,506
Unearned (earned) income	(141,707)	2,705
Unrealized shipping expenses	8,591	1,449
IRPJ and CSLL on unearned (earned) income	45,259	(1,412)
Net income (loss) for quarter – Consolidated	(1,657,663)	263,248

	21	Commitments

(a) Acquisition of chemical products

Linked to the sale of the electro-chemical plant to Canexus Química Brasil Ltda. (Canexus) in 1999, the Company and Canexus signed a long-term contract for the supply of chemical products by Canexus, which was revised in 2002 to include additional volumes. Under the clause of this contract guaranteeing the purchase of minimum volumes, the Company is committed to buying a conservatively projected volume of chemical products. Volumes purchased by the Company in addition to the agreed-upon minimum for a given year may be compensated with lower volumes acquired in subsequent years. For purchases in volumes below those agreed upon, the Company has to pay the utility margin provided by the contract. The Company has these volume commitments until December 2008, under the amendment to the contract signed in 2002.

(b)	Supply of wood

The Company signed a contract with Suzano Papel e Celulose S.A. with a view to a loan of 1,700 thousand m³ of eucalyptus wood, which were received through September of 2005. The remaining balance as of September 30, 2008 is 448 thousand m³ (667 thousand m³ as of June 30, 2008) of eucalyptus wood and, based on its present forest formation costs, the Company has booked the amount of R$ 4,752 (R$ 7,065 as of June 30, 2008) under liabilities. The contract calls for return of an equivalent volume on similar operating conditions during the year 2008.

On August 8, 2008, the Company signed a new contract with Suzano Papel e Celulose S.A. with a view to a loan of 400 thousand m³ of eucalyptus wood to be received by February of 2009. The balance received so far is 230 thousand m³ and, based on the current costs for formation of forests and tree harvesting, Aracruz booked the amount of R$ 7,197 under liabilities. The contract calls for return of an equivalent volume on similar operating conditions as from July 2010.

(c)	Indian Communities – Terms of Settlement

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

In first half 1998 the Company and the Associations of Indian Communities entered into Terms of Settlement (“TAC’s”) whereby both parties recognized the legitimacy of Administrative Rulings Nos. 193, 194 and 195, all dated March 6, 1998, issued by the Federal Ministry of Justice, which determined the enlargement of the Indian reservation by 2,571 hectares of land belonging to the Company. Aracruz committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13,500 (historical amount), monetarily restated each month by one of the official inflation indices (General Market Price Index – IGP-M or Consumer Price Index – IPC) or such other index as may replace them in the future, whichever is greater. The amount of this financial assistance was to be disbursed over a 20-year period, conditioned to the accomplishment of certain clauses and terms. Despite the TAC’s in force, during the year 2005 members of the Associations of Indian Communities invaded some forestry areas and the Company’s industrial premises. Since the invasion represented breach of the TAC’s by the Indian communities, the Company -- after having notified the communities themselves, the National Indian Foundation - FUNAI and the Federal Public Prosecutor -- suspended all commitments to the Indian communities under the TAC’s as of May 2005.

Up to May, 2005, in relation to the time the TAC’s were being complied with, the Company had donated the amount of R$ 9,597 to the Associations of Indian Communities.

On February 17, 2006, FUNAI published Decisions Nos. 11 and 12 in the Official Federal Gazette (D.O.U.), approving the conclusion of a working group set up by FUNAI Administrative Ruling No. 1299/05, which recommended expansion of the current Indian reserves by about 11,000 hectares, comprised almost entirely of lands owned by Aracruz. The working group identified such lands as being traditionally occupied by the Indian communities. As it was confident of the legitimacy of its rights, the Company filed a challenge to such Decisions on June 19, 2006. At the beginning of 2007, the Federal Minister of Justice, which has the authority to decide the matter, returned the administrative process to FUNAI, determining that more in-depth studies should be conducted “with a view to preparing an appropriate proposal that reconciled the interests of all parties concerned.” On August 27, 2007, through Administrative Rulings Nos. 1.463 and 1464, the Ministry of Justice accepted the conclusions of the Working Group set up by FUNAI Administrative Ruling No. 1299/05 and determined expansion of the Indian territories by 11,000 hectares, of which 98% or around 10,700 hectares corresponded to lands owned by Aracruz.

The dispute for land involving Aracruz Celulose and the Indian communities of Espírito Santo came to a conclusion at the end of 2007. On December 3, the final Term of Settlement (TAC) was signed at the Ministry of Justice covering the rights and obligations of each party (Aracruz, the Indian communities and FUNAI) in the process of transferring approximately 11,000 hectares of lands to the Indian communities and assuring that all the eucalyptus wood planted in the area (amounting to around 6,800 hectares of forests) will be felled and removed by the Company by way of indemnity for the improvements made. Expansion of the Indian reservations further requires ratification by decree to be signed by the President of Brazil and subsequent demarcation of lands, at which time effective transfer of ownership will take place.

The agreement, which has been followed up on by all the authorities participating in the negotiation process, including the Brazilian Government Attorney and FUNAI (the agency that will be in charge of hiring an independent firm to physically demarcate the lands) calls for both parties to waive from any present or future actions in this regard. This waiver is to be ratified by the Federal Courts in the City of Linhares - ES.

Prior to signature of the final TAC, the terms thereof were submitted to a vote by the Indian communities and approved at a general meeting held on October 16, being further ratified by them

Page: 37

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION at another meeting held November 28, 2007, as recommended by Convention 169 of the International Work Organization (IWO) on Indian and Tribal Communities, to which Brazil is a signatory.

Aracruz considers the settlement a sustainable solution that seeks equilibrium among the parties involved, to the extent that it makes it feasible for the Indian communities to expand their lands and provides the Company with the legal security that such lands will not be expanded in the future.

(d) Guarantees

As of September 30, 2008, collateral signatures and other such guarantees granted to other companies, subsidiaries and the jointly controlled company, relating to third party loans and legal challenges filed by these companies, are as follows:

	Veracel Celulose S.A.				506,668
	Portocel - Terminal Especializado de Barra do Riacho S.A.				99,237
					605,905
22	Sales by Geographic Area
	The Company’s sales, as classified by geographic area, are broken down as follows:
			Quarter ended September 30
		Parent Company			Consolidated
		2008	2007	2008	2007
	North America	281,204	241,971	361,558	334,200
	Europe	205,624	204,644	370,127	463,770
	Asia	135,993	117,817	144,498	181,377
	Other continents	1,010	207	1,010	207
	Total	623,831	564,639	877,193	979,554

Geographic areas are determined based on the location of the Company’s customers.

23 Financial Revenues (Expenses)

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

		Quarter ended September 30
	Parent Company		Consolidated
	2008	2007	2008	2007
Financial revenues
Revenues from marketable securities	24,121	17,889	27,240	22,320
Asset monetary/exchange variations	42,456	(3,215)	119,178	(18,868
Other financial revenues	3,799	3,344	4,450	3,721
Subtotal	70,376	18,018	150,868	7,173
Financial expenses
Expenses on financial operations	(55,182)	(55,971)	(51,912)	(55,879
Interest on capital invested		(76,000)		(76,000
Asset monetary/exchange variations	(763,008)	139,817	(490,476)	91,825
Other financial expenses	(6,178)	48,532	(6,673)	46,557
Subtotal	(824,368)	56,378	(549,061)	6,503
Results of derivative financial operations	(794,060)	42,465	(2,100,036)	41,551
Total, net	(1,548,052)	116,861	(2,498,229)	54,927

1 Statement of Cash Flows

Quarter ended September 30

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

	2008	2007	2008	2007
Operating Activities
Net income (loss) for quarter	(1,569,806)	260,506	(1,657,663)	263,248
Adjustments to reconcile net income (loss)
to cash generated by operating activities
Depreciation, amortization and depletion	158,812	139,359	186,014	166,256
Equity income (loss)	547,046	(44,754)	717	198
Results of derivative financial operations	814,926	(31,435)	2,098,624	(31,435)
Deferred income tax and social contribution	(557,718)	64,926	(796,207)	67,016
Monetary and exchange variations	720,939	(136,252)	371,913	(72,330)
Provision for contingencies	10,960	19,742	11,351	23,057
Provision for losses on tax credits	86,102	(5,444)	87,557	(4,567)
Residual value of fixed assets written off	(14,005)	(136)	6,005	(34)
Decrease (increase) in assets
Short-term investments	(38,698)	(15,539)	(42,430)	(16,067)
Accounts receivable	(49,008)	(101,547)	104,467	19,542
Inventories	(32,692)	1,601	(120,642)	(10,676)
Tax credits	(17,598)	45,097	(45,556)	42,635
Other items	7,116	(27,770)	(874)	(23,189)
Increase (decrease) in liabilities
Suppliers	(28,586)	39,328	(24,325)	36,206
Advances from subsidiaries (incl. interest)	159,008	292,423		6,683
Interest on loans and financings	12,497	8,272	15,601	5,775
Income tax and social contribution on net
Income	29,162	(6,866)	20,642	921
Provisions for contingencies	(5,329)	(78,995)	(5,585)	(78,845)
Other items	11,419	27,846	15,826	20,537
Cash Generated by Operating Activities	244,547	450,362	225,435	414,931

	Quarter ended September 30
Parent Company		Consolidated
2008	2007	2008	2007

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

Investing Activities

Short- and long-term investments	10,918	(128,520)	11,099	(119,898)
Permanent assets:
Investments	(141,356)	(15,124)	(74,952)
Property, plant and equipment	(500,031)	(320,193)	(566,992)	(375,185)
Effect on cash resulting from acquisition
of subsidiary	1,737		1,737
Amounts received from sale of
permanent assets	8	281	397	842
Cash Used in Investing Activities	(628,724)	(463,556)	(628,711)	(494,241)
Financing Activities
Loans and financings
Additions	824,990	583,142	824,990	584,342
Payments	(179,489)	(427,819)	(80,060)	(458,418)
Dividends / interest on capital invested	(84,930)	(76,910)	(84,930)	(76,910)
Cash Generated by Financing Activities	560,571	78,413	660,000	49,014
Effects of exchange variation on cash and
cash equivalents	(265)	(4)	11,341	312
Net increase (decrease) in cash and cash
equivalents	176,129	65,215	268,065	(29,984)
Cash and cash equivalents at beginning of
quarter	1,791	2,137	56,219	188,711
Cash and cash equivalents at end of quarter	177,920	67,352	324,284	158,727

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FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

2 Statement of Value Added

		Quarter ended September 30
			Parent Company
	2008	%	2007	%
Revenues	674,527		621,542
Raw materials from third parties	(406,755)		(331,037)
Gross value added	267,772		290,505
Retentions
Depreciation, amortization and depletion	(158,812)		(139,359)
Net value added generated	108,960		151,146
Received in transfers
Financial revenues – including results of
derivative financial operations and
monetary and exchange variations	(723,684)		60,483
Equity income (loss)	(547,046)		44,754
	(1,270,730)		105,237
Value added for distribution (loss)	(1,161,770)	(100)	256,383	100
Distribution of value added (loss)
Government and community
Taxes and contributions (federal, state
and municipal)	(481,452)	(41)	33,739	13
Support, sponsorships and donations	9,200	1	2,534	1
	(472,252)	(40)	36,273	14
Employees	55,965	5	60,668	23
Remuneration of capital provided by
third parties/financiers
Financial expenses (revenues)	824,323	71	(101,064)	(39)
Remuneration of capital provided by
stockholders (dividends and interest on
capital invested)			76,000	30
Retained earnings (deficit) for quarter	(1,569,806)	(136)	184,506	72
Total distributed and retained (loss)	(1,161,770)	(100)	256,383	100

Page: 42

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

		Quarter ended September 30
			Consolidated
	2008	%	2007	%
Revenues	823,120		928,824
Raw materials from third parties	(451,074)		(462,497)
Gross value added	372,046		466,327
Retentions
Depreciation, amortization and depletion	(186,014)		(166,256)
Net value added generated	186,032		300,071
Received in transfers
Financial revenues – including results of
derivative financial operations and
monetary and exchange variations	(1,949,168)		48,724
Equity income (loss)	(717)		(198)
	(1,949,885)		48,526
Value added for distribution (loss)	(1,763,853)	(100)	348,597	100
Distribution of value added (loss)
Government and community
Taxes and contributions (federal, state
and municipal)	(747,386)	(42)	58,305	17
Support, sponsorships and donations	9,484	1	2,761
	(737,902)	(41)	61,066	17
Employees	82,869	5	76,228	22
Remuneration of capital provided by
third parties/financiers
Financial expenses (revenues)	548,843	31	(51,945)	(15)
Remuneration of capital provided by
stockholders (dividends and interest on
capital invested)			76,000	22
Retained earnings (deficit) for quarter	(1,657,663)	(95)	187,248	54
Total distributed and retained (loss)	(1,763,853)	(100)	348,597	100

Page: 43

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 – NOTES TO THE CONSOLIDATED QUARERLY FINANCIAL INFORMATION

Subsequent Events (a) Reorganization

On September 14, 2008 an announcement was made of an agreement between Company stockholders for transfer of their shares into a company set up to maintain joint control over both Aracruz and Votorantim Celulose e Papel S.A. (VCP). This agreement has been conditioned to acquisition by VCP of approximately 28% of the Company’s common shares owned by Arapar S.A. (“Arapar"). As previously announced, such transactions were to occur by October 6, 2008. The announcement stated the intent of such stockholders to integrate the Company’s activities with those of VCP. On October 3, 2008 VCP made it public that the steps required for conclusion of the operation for acquisition of the shares of Aracruz held by Arapar are still in the phase of implementation and that the closing date for the operation has been postponed. The Company’s interim financial information as of September 30, 2008 does not reflect any modifications that may occur as a result of making such plans a concrete reality.

(b) Exchange volatility

The Company and its subsidiaries operate internationally and are thus exposed to market risks resulting from changes in the quotations of foreign currencies. Any external movement in the exchange rate for the Real with respect to the US$ may have a material effect on the amounts at which the Company’s dollar-denominated assets and liabilities are realized on subsequent dates. As of September 30, 2008 the Real was quoted at the rate of R$ 1.9143 = US$ 1.00, with such quotation rising to R$ 2.3924 = US$ 1.00 as of October 8, 2008, subsequently dropping to R$ 2.1854 = US$ 1.00 on October 16, 2008 (closing PTAX for that date). The financial statements of the Company and its subsidiaries as of September 30, 2008 have been prepared according to accounting practices adopted in Brazil, which require that foreign currency denominated assets and liabilities be monetarily updated based on the quotation of the respective foreign currencies as of the balance sheet date. Accordingly, the quarterly financial information does not reflect the effects of changes in exchange rates subsequent to the balance sheet date.

Page: 44

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

EXPRESSED IN THOUSANDS OF REAIS (except as indicated otherwise)

Aracruz Celulose S.A. (the “Company” or “Aracruz”) posted a consolidated net loss of

R$ 1,657,663 for the third quarter of 2008, compared with consolidated net income of R$ 263,248 in the same quarter of 2007. The variation in the results over the third quarter of last year mainly reflects the negative exchange variation in the month of September 2008 of assets and liabilities denominated in U.S. Dollars and a provision for losses represented by the market value of derivative financial instruments.

1. OPERATING ACTIVITIES

Commercial Performance

Pulpwood sales for the third quarter reached 651 thousand tons (consolidated – 678 thousand tons), an increase of 3% in relation to the same quarter last year, with 98% of this amount being shipped to foreign markets. The average net price in the second quarter of 2008 was US$ 595/t (consolidated - US$ 679/t), which represents a rise of 24% at the level of the Company (consolidated rise of 17%) compared with the price of US$ 478/t (consolidated - US$ 581/t) in the same quarter of 2007.

Operating Performance

In the third quarter of 2008, the Company’s pulpwood output was 670 thousand tons, a rise of 7% over the same quarter last year. The unit cost of production in the third quarter of 2008 was R$ 698, 17% higher than for the same period last year.

Parent Company

ANALYSIS OF COSTS (Not reviewed by Independent Auditors)

R$ / TON	3rd Quarter 2008	3rd Quarter 2007
Cost of Sales (*)	770	662
Selling Expenses	23	26
Administrative Expenses	48	39
Other Operating Expenses (Revenues) (**)	162	53
Total	1,003	780
Cost of Production (R$/Ton)	698	599
Tons Sold	651,205	633,523
Tons Produced	669,960	626,939

(*) Includes average cost of inventories, plus cost of freight and insurance R$ 82/ton (2007 - R$ 66/ton). (**) Does not include Monetary / Exchange Variations and Financial Revenues / Expenses / Equity Pick-up.

Page: 45

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

2. EVOLUTION OF FINANCIAL LIABILITIES (Not reviewed by Independent Auditors)

Parent Company
Expressed in thousands of Reais
	9/30/2008	6/30/2008
Loans and Financings
Local currency	633,118	662,814
Foreign currency	2,947,560	1,813,648
Total Gross Debt	3,580,678	2,476,462
Cash and short- and long-term
investments
Cash and cash equivalents	177,920	1,791
Short- and long-term investments	741,781	714,001
Total Financial Resources	919,701	715,792
Net Debt (i)	2,660,977	1,760,670
Consolidated
Expressed in thousands of Reais
	9/30/2008	6/30/2008
Loans and Financings
Local currency	1,102,684	1,149,297
Foreign currency	3,242,122	1,952,121
Total Gross Debt	4,344,806	3,101,418
Cash and short- and long-term
Investments
Cash and cash equivalents	324,284	56,219
Short- and long-term investments	827,652	792,740
Total Financial Resources	1,151,936	848,959
Net Debt (i)	3,192,870	2,252,459

(i) Net debt is not an official financial indicator under Brazilian Generally Accepted Accounting Principles (BRGAAP) and does not represent the cash flow for the period indicated. Furthermore, it should not be used to replace cash flow as an indicator of liquidity or measure of cash generation. Calculation of net debt does not have a standard definition and should not be compared with the net debt of other companies. In addition, the Company believes that some investors and financial analysts use net debt as an indicator of liquidity and financial leverage.

Page: 46

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

3. OPERATING INVESTMENTS

Investment outlays made in the third quarter of 2008 totaled R$ 500.03 million (consolidated -R$ 567.0 million), compared with R$ 320.2 million (consolidated - R$ 375.2 million) in the same period last year. They were mainly allocated to the following areas: industrial (R$ 374.0 million), lands and forests (R$ 34.9 million), Veracel project (R$ 32.0 million), tree farming (R$ 89.6 million), forestry (R$ 22.8 million) and other investments (R$ 13.7 million), in consolidated figures.

* * * * *

Page: 47

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1	–	2 – DESCRIPTION	3 – DATE	– 09/30/2008	4 – DATE	– 06/30/2008
CODE
1		TOTAL ASSETS	11,285,572		10,137,433
1.1		CURRENT ASSETS	2,867,843		2,371,820
1.1.1		CASH AND CASH EQUIVALENTS	212,404		27,534
1.1.2		CREDITS	956,198		879,315
1.1.2.1		CUSTOMERS	589,507		605,054
1.1.2.1.1		ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP	537,577		545,413
1.1.2.1.2		ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER	14,352		23,234
1.1.2.1.3		ACCOUNTS RECEIVABLE FROM CUSTOMERS - SAWED WOOD	2,847		2,610
1.1.2.1.4		ACCOUNTS RECEIVABLE FROM CUSTOMERS – OTHERS	34,731		33,797
1.1.2.2		OTHERS CREDITS	366,691		274,261
1.1.2.2.1		EMPLOYEES	9,988		6,308
1.1.2.2.2		SUPPLIERS	6,509		5,142
1.1.2.2.3		TAXES	349,618		262,324
1.1.2.2.4		OTHERS	576		487
1.1.3		INVENTORIES	676,898		551,581
1.1.3.1		SUPPLIES	153,168		141,799
1.1.3.2		RAW MATERIALS	108,287		92,998
1.1.3.3		FINISHED GOODS	414,269		315,541
1.1.3.4		OTHERS	1,174		1,243
1.1.4		OTHERS	1,022,343		913,390
1.1.4.1		DEBT SECURITIES	821,379		786,601
1.1.4.2	.	FINANCIAL APPLICATION	111,880		28,685
1.1.4.2	.	DERIVATIVE	41,803		49,673
1.1.4.4		PREPAID EXPENSES	47,281		48,431
1.1.4.5		OTHERS	0		0

Page: 48

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE	– 09/30/2008	4 – DATE	– 06/30/2008
1.2	NOT CURRENT ASSETS	8,417,729		7,765,613
1.2.1	LONG-TERM ASSETS	833,303		627,746
1.2.1.1	CREDITS	803,364		507,084
1.2.1.1.1	CUSTOMER	58,061		62,069
1.2.1.1.2	SUPPLIERS	283,458		279,288
1.2.1.1.3	TAXES	89,700		165,727
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	2,842		0
1.2.1.2.1	FROM AFFILIATES	369,303		0
1.2.1.2.2	FROM SUBSIDIARIES	0		0
1.2.1.2.3	OTHERS	0		0
1.2.1.3	OTHERS	29,939		120,662
1.2.1.3.1	DEBT SECURITIES	6,273		6,139
1.2.1.3.2	DERIVATIVE	2,808		93,971
1.2.1.3.3	ESCROW DEPOSITS	20,858		20,552
1.2.2	FIXED ASSETS	7,584,426		7,137,867
1.2.2.1	INVESTMENTS	19,994		20,711
1.2.2.1.1	IN AFFILIATES	16,772		17,489
1.2.2.1.2	IN AFFILIATES - GOODWILL	0		0
1.2.2.1.3	IN SUBSIDIARIES	0		0
1.2.2.1.4	IN SUBSIDIARIES - GOODWILL	0		0
1.2.2.1.5	OTHER COMPANIES	3,222		3,222
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	7,440,651		6,962,803
1.2.2.2.1	LAND	1,410,755		1,373,209
1.2.2.2.2	BUILDINGS	830,284		752,487
1.2.2.2.3	MACHINERY AND EQUIPMENT	3,085,735		3,107,236
1.2.2.2.4	FORESTS	1,426,893		1,320,502
1.2.2.2.5	PROGRESS TO SUPPLIERS	279,552		12,597
1.2.2.2.6	CONSTRUCTION IN PROGRESS	305,950		295,403
1.2.2.2.7	OTHERS	101,482		101,369
1.2.2.3	INTANGIBLE	84,432		112,576
1.2.2.4	DEFERRED CHARGES	39,349		41,777
1.2.2.4.1	INDUSTRIAL	16,043		16,678
1.2.2.4.2	FORESTS	23,306		25,099
1.2.2.4.3	GOODWILL ARISING ON ACQUISITION OF ENTITIES	0		0

Page: 49

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE	– 09/30/2008	4 – DATE	– 06/30/2008
2	TOTAL LIABILITIES	11,285,572		10,137,433
2.1	CURRENT LIABILITIES	3,024,669		771,583
2.1.1	LOANS AND FINANCING	605,422		283,889
2.1.2	DEBENTURES	0		0
2.1.3	SUPPLIERS	230,327		254,052
2.1.4	TAXES	95,219		69,560
2.1.5	DIVIDENDS PAYABLE	2,225		87,155
2.1.6	PROVISIONS	2,070,825		55,974
2.1.6.1	VACATION AND 13th SALARY	40,282		32,598
2.1.6.2	PROFIT SHARING	25,838		17,618
2.1.6.2	DERIVATIVE	2,004,705		5,758
2.1.7	LOANS FROM RELATED PARTIES	15,221		13,155
2.1.8	OTHERS	5,430		7,798
2.1.8.1	PROPOSED DIVIDENDS	0		0
2.1.8.2	OTHERS	5,430		7,798
2.2	NOT CURRENT LIABILITIES	4,274,020		3,722,329
2.2.1	LONG-TERM LIABILITIES	4,274,020		3,722,329
2.2.1.1	LOANS AND FINANCING	3,739,384		2,817,529
2.2.1.2	DEBENTURES	0		0
2.2.1.3	PROVISIONS	448,656		824,346
2.2.1.3.1	LABOR CONTINGENCIES	21,161		19,785
2.2.1.3.2	TAX CONTINGENCIES	427,495		422,916
2.2.1.3.3	DEFERRED INCOME TAXES	0		381,645
2.2.1.4	LOANS FROM RELATED PARTIES	0		0
2.2.1.6	OTHERS	85,980		80,454
2.2.1.6.1	SUPPLIERS	7,197		0
2.2.1.6.2	OTHERS	78,783		80,454
2.2.2	DEFERRED INCOME	0		0
2.3	MINORITY INTEREST	8,364		7,339

Page: 50

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE	– 09/30/2008	4 – DATE	– 06/30/2008
2.4	STOCKHOLDER’S EQUITY	3,978,519		5,636,182
2.4.1	PAID-IN CAPITAL	2,871,781		2,871,781
2.4.1.1	COMMON STOCK	1,266,551		1,266,551
2.4.1.2	PREFERRED STOCK	1,605,230		1,605,230
2.4.2	CAPITAL RESERVES	162,209		162,209
2.4.3	REVALUATION RESERVE	0		0
2.4.3.1	OWN ASSETS	0		0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0		0
2.4.4	REVENUE RESERVES	2,369,253		2,369,253
2.4.4.1	LEGAL	389,485		389,485
2.4.4.2	STATUTORY	0		0
2.4.4.3	FOR CONTINGENCIES	0		0
2.4.4.4	UNREALIZED INCOME	0		0
2.4.4.5	FOR INVESTMENTS	1,988,754		1,988,754
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0		0
2.4.4.7	OTHER UNREALIZED INCOME	(8,986)		(8,986)
2.4.4.7.1	TREASURY STOCK	(8,986)		(8,986)
2.4.5	RETAINED EARNINGS	(1,424,724)		232,939

Page: 51

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information			Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES			Period - 09/30/2008
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

07.01 – CONSOLIDATED STATEMENT OF OPERATIONS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM	: 07/01/2008	4 FROM : 01/01/2008		5 – FROM :	: 07/01/2007	6 – FROM	: 01/01/2007
		TO :	09/30/2008	TO :	09/30/2008	TO :	09/30/2007	TO :	09/30/2007
3.1	GROSS SALES AND SERVICES REVENUE		941,746		2,995,826		1,043,950		3,226,631
3.2	SALES TAXES AND OTHER DEDUCTIONS		(95,375)		(320,488)		(119,682)		(385,800)
3.3	NET SALES REVENUE		846,371		2,675,338		924,268		2,840,831
3.4	COST OF GOODS SOLD		(589,778)		(1,841,064)		(592,196)		(1,793,239)
3.5	GROSS PROFIT		256,593		834,274		332,072		1,047,592
3.6	OPERATING (EXPENSES) INCOME		(2,689,780)		(2,840,255)		(53,513)		(146,658)
3.6.1	SELLING		(39,007)		(126,340)		(40,999)		(127,402)
3.6.2	GENERAL AND ADMINISTRATIVE		(39,801)		(102,220)		(31,308)		(90,510)
3.6.3	FINANCIAL		(2,498,229)		(2,409,951)		55,227		153,980
3.6.3.1	FINANCIAL INCOME		(1,949,168)		(1,819,463)		48,724		203,078
3.6.3.1.1	NCOME OF APPLICATION		150,868		146,918		7,173		11,059
3.6.3.1.2	RESULTS OF DERIVATIVE		(2,100,036)		(1,966,381)		41,551		192,019
3.6.3.2	FINANCIAL EXPENSES		(549,061)		(590,488)		6,503		(49,098)
3.6.4	OTHER OPERATING INCOME		25,145		50,376		13,266		37,715
3.6.5	OTHER OPERATING EXPENSES		(137,171)		(250,551)		(49,501)		(119,953)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES		(717)		(1,569)		(198)		(488)
3.7	OPERATING INCOME		(2,433,187)		(2,005,981)		278,559		900,934
3.8	NON-OPERATING (EXPENSES) INCOME		(21,695)		(20,634)		109		(5,093)
3.8.1	INCOME		397		5,332		895		2,662
3.8.2	EXPENSES		(22,092)		(25,966)		(786)		(7,755)
3.9	INCOME BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION		(2,454,882)		(2,026,615)		278,668		895,841
3.10	INCOME TAX AND SOCIAL CONTRIBUTION		2,037		(39,819)		(24,333)		(93,584)
3.11	DEFERRED INCOME TAXES		796,207		686,742		(67,016)		(162,274)
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS		0		0		0		0
3.12.1	PARTICIPATIONS		0		0		0		0
3.12.2	REMUNERATION		0		0		0		0
3.13	REVERSION OF INTERESTS ON STOCKHOLDERS’ CAPITAL		0		155,000		76,000		220,000
3.14	MINORITY INTEREST		(1,025)		(2,809)		(71)		(2,002)
3.15	NET INCOME FOR THE PERIOD		(1,657,663)		(1,227,501)		263,248		857,981
	CAPITAL STOCK-QUANTITY (THOUSANDS)		1,030,588		1,030,588		1,030,588		1,030,588
	EARNINGS PER SHARE		-		-		0,25543		0,83252
	LOSS PER SHARE		(1,60846)		(1,19107)		-		-

Page: 52

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

08.01 – PERFORMANCE COMMENTS OF CONSOLIDATED IN THE QUARTER

The consolidated Performance comments for this quarter were disclosed together with Aracruz Celulose S.A.’s (Controlling Company) performance comments, group 05.

Page: 53

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

15.01 – INVESTMENTS PROJECTS

(Convenience Translation into English from the original previously issued in Portuguese)

The comments related to investments were disclosed in note 3 group 05.

Page: 54

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT (Convenience Translation into English from the original previously issued in Portuguese)

Stock position of stockholders with more than 5% of voting stocks

In order to be in compliance with the best practices of Corporate Governance (Level 1), we disclose below, the stock positions as of September 30, 2008:

Parent Company:
Aracruz Celulose S.A.			CNPJ:	42.157.511/0001-61
					Stocks
Stockholders	Common			Preferred A		Preferred B		Total
	Quantity	%		Quantity	%	Quantity	%	Quantity	%
	Thousand			Thousand		Thousand		Thousand
Arainvest Participações S.A.	127,506	28.00		27,737	99.21	57,876	10.54	213,119	20.64
Newark Financial Inc.	127,506	28.00		-	-	-		127,506	12.35
S. Teófilo Repres. Participações S.A.	65,206	14.32		-	-	-	-	65,206	6.31
Arapar S.A.	62,300	13.68		-	-	-		62,300	6.03
BNDES Participações S.A.	56,881	12.49		-	-	-		56,881	5.51
(1) Northern Cross Investments Ltd. (2)	-	-		-	-	50,102	9.12	50,102	4.85
(1) Capital World Investors. (2)	-	-		-	-	46,034	8.38	46,034	4.46
(1) U.S. Trust, Bank of	-	-		-	-	37,763	6.88	37,763	3.66
America/Columbia Mgmt (2)
(1) Wellington Mgmt Company (2)	-	-		-	-	33,930	6.18	33,930	3.29
Caixa Previd. Func. Banco do Brasil	-	-		-	-	31,694	5.77	31,694	3.07
Treasury stock	483	0.11		-	-	1,483	0.27	1,966	0.19
Others	15,509	3.40		220	0.79	290,324	52.86	306,053	29.64
Total	455,391	100.00		27,957	100.00	549,206	100.00	1,032,554	100.00

(1)	Foreign company

(2)	Administrator of investments funds several

Numbers supplied by I.R. Channel JP Morgan in 10/07/08

Page: 55

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Share Capital of majority stockholders (from controlling companies to individual stockholders)
Position at September 30, 2008
Parent Company:
Newark Financial Inc.
			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Votorantim Celulose e Papel S.A.	50,000	100.00	-	-	50,000	100.00
Total	50,000	100.00	-	-	50,000	100.00

Parent Company:
Votorantim Celulose e Papel S.A		CNPJ:	60.643.228/0001-21
				Stocks
Stockholders	Common			Preferred		Total
	Quantity		%	Quantity	%	Quantity	%
	Unities			Unities		Unities
Votorantim Investºs Industriais S.A.	105,702,450		100.00	677	-	105,703,127	52.49
BNDES Participações S.A	-		-	6,327,669	6.61	6,327,669	3.14
Council of Administration , Chief Officers
and Fiscal council	-		-	3,020	0.00	3,020	0.00
Others	1		-	89,327,598	93.39	89,327,599	44.37
Treasury stocks	1		-	-	0.00	1	0.00
Total	105,702,452		100.00	95,658,964	100.00	201,361,416	100.00

Parent Company:
Votorantim Investimentos Industriais S.A		CNPJ:	03.407.049/0001-51
				Stocks
Stockholders	Common			Preferred		Total
	Quantity		%	Quantity	%	Quantity	%
	Unities			Unities		Unities
Votorantim Participações S.A.	11,165,582,998		100.00	-	-	11,165,582,998	100.00
José Roberto Ermírio de Moraes	1		-	-	-	1	-
Fábio Ermírio de Moraes	1		-	-	-	1	-
Total	11,165,583,000		100.00	-	-	11,165,583,000	100.00

Page: 56

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Parent Company:

Votorantim Participações S.A. CNPJ: 61.082.582/0001 -97

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Hejoassu Administração Ltda.	5,304,772,481	98.60	-		- 5,304,772,481	98.60
Neyde Ugolini de Moraes	19,026,623	0.35	-		- 19,026,623	0.35
Antônio Ermírio de Moraes	19,026,623	0.35	-		- 19,026,623	0.35
Ermírio Pereira de Moraes	19,026,623	0.35	-		- 19,026,623	0.35
Maria Helena Moraes Scripilliti	19,026,623	0.35	-		- 19,026,623	0.35
Total	5,380,878,973	100.00	-		- 5,380,878,973	100.00

Parent Company:

Hejoassu Administração Ltda. CNPJ: 61.194.148/0001 -07

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
JEMF Participações S.A.	400,000	25.00	-	-	400,000	25.00
AEM Participações S.A.	400,000	25.00	-	-	400,000	25.00
ERMAN Participações S.A.	400,000	25.00	-	-	400,000	25.00
MRC Participações S.A.	400,000	25.00	-	-	400,000	25.00
Total	1,600,000	100.00	-	-	1,600,000	100.00

Parent Company:

AEM Participações S.A. CNPJ: 05.062.403/0001 -89

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Antônio Ermírio de Moraes	684,729,100	100.00	-	-	684,729,100	100.00
JEMF Participações S.A.	-	-	300	33.33	300	0.00
ERMAN Participações S.A.	-	-	300	33.33	300	0.00
MRC Participações S.A.	-	-	300	33.34	300	0.00

Page: 57

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Parent Company:

ERMAN Participações S.A. CNPJ: 05.062.376/0001 -44

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Ermírio Pereira de Moraes	684,729,100	100.00	-	-	684,729,100	100.00
JEMF Participações S.A.	-	-	300	33.33	300	0.00
AEM Participações S.A.	-	-	300	33.33	300	0.00
MRC Participações S.A.	-	-	300	33.34	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Parent Company:

MRC Participações S.A. CNPJ: 05.062.355/0001 -29

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Maria Helena Moraes Scripilliti	684,729,100	100.00	-	-	684,729,100	100.00
JEMF Participações S.A.	-	-	300	33.33	300	0.00
AEM Participações S.A.	-	-	300	33.33	300	0.00
ERMAN Participações S.A.	-	-	300	33.34	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Page: 58

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Parent Company:

JEMF Participações S.A. CNPJ: 05.062.394/0001 -26

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
José Ermírio de Moraes Neto	228,243,033	33.33	-	-	228,243,033	33.33
José Roberto Ermírio de Moraes	228,243,033	33.33	-	-	228,243,033	33.33
Neide Helena de Moraes	228,243,034	33.34	-	-	228,243,034	33.34
AEM Participações S.A.	-	-	300	33.33	300	0.00
ERMAN Participações S.A.	-	-	300	33.34	300	0.00
MRC Participações S.A.	-	-	300	33.33	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Parent Company:

BNDES Participações S.A. - BNDESPAR CNPJ: 00.383.281/0001 -09

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES	1	100.00	-	-	1	100.00
Total	1	100.00	-	-	1	100.00

Parent Company:

Banco Nacional de Desenvolvimento Econômico e Social - BNDES CNPJ: 33.657248/0001 -89

Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
União Federal	6,273,711,452	100.00	-		- 6,273,711,452	100.00

Page: 59

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Total	6,273,711,452	100.00	- -	6,273,711,452	100.00

Parent Company:

ARAINVEST Participações S.A. CNPJ: 06.139.408/0001 -25

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Thousand		Thousand		Thousand
Joseph Yacoub Safra	85,990	50.00	21,489	49.98	107,479	50.00
Moise Yacoub Safra	85,992	50.00	21,48	50.00	107,490	50.00
Gercom Rep. Participações	2	0.00	9	0.02	11	0.00
Total	171,984	100.00	42,996	100.00	214,980	100.00

Parent Company:

ARAPAR S.A. CNPJ: 29.282.803/0001 -68

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Erling Sven Lorentzen	276,495,249	30.93	92,608,881	35.40	369,104,130	31.94
Haakon Lorentzen	332,968,166	37.25	-	-	332,968,166	28.82
Ragnhild Lorentzen	142,189,774	15.91			142,189,774	12.31
Ingeborg Lorentzen Ribeiro	72,516,457	8.12			72,516,457	6.28
Victoria Regina Lorentzen Ribeiro	69,673,317	7.79			69,673,317	6.03
GIF-II Fundo de Investimento em Part	-	-	107,847,220	41.22	107,847,220	9.33
Others	-	-	61,154,983	23.38	61,154,983	5.29
Total	893,842,963	100.00	261,611,084	100.00	1,155,454,047	100.00

Page: 60

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Parent Company:

São Teófilo Repres. Participações Ltda CNPJ: 03.214.652/0001 -17

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Nalbra S LLC	15,933,192	24.17	11,834,234	18.35	27,767,426	21.29
Sylvia Maria da Glória de M.F. Nabuco	7,359,426	11.17	2,264,176	3.51	9,623,602	7.38
Brasil Silva I LLC (1)	-	-	23,065,402	35.76	23,065,402	17.69
Pedro Moreira Salles	8,237,920	12.50	4,259,884	6.76	12,597,804	9.66
João Moreira Salles	8,237,920	12.50	2,898,882	4.49	11,136,802	8.54
Walther Moreira Salles	8,237,920	12.50	1,924,880	2.98	10,162,800	7.79
Lucas Espínola Moreira Salles	4,118,960	6.25	3,153,940	4.89	7,272,900	5.58
André Espínola Moreira Salles	4,118,960	6.25	3,153,940	4.89	7,272,900	5.57
Others	9,659,358	14.66	11,853,506	18.37	21,512,864	16.49
Total	65,903,656	100.00	64,508,844	100.00	130,412,500	100.00
(1) Foreign company

Parent Company:
Nalbra S LLC		CNPJ:	06.205.788/0001-59
				Stocks
Stockholders	Common			Preferred		Total
	Quantity		%	Quantity	%	Quantity	%
	Unities			Unities		Unities
Nalbra Inc. (1)	30,012,000		100.00	-	-	30,012,000	100.00
Total	30,012,000		100.00	-	-	30,012,000	100.00
(1) Foreign company

Page: 61

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Parent Company:

BNDES Participações S.A. - BNDESPAR CNPJ: 00.383.281/0001 -09

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES	1	100.00	-	-	1	100.00
Total	1	100.00	-	-	1	100.00

Parent Company:

Banco Nacional de Desenvolvimento Econômico e Social - BNDES CNPJ: 33.657.248/0001 -89

			Stocks
Stockholders	Common		Preferred		Total
	Quantity	%	Quantity	%	Quantity	%
	Unities		Unities		Unities
União Federal	6,273,711,452	100.00	-	-	6,273,711,452	100.00
Total	6,273,711,452	100.00	-	-	6,273,711,452	100.00

Page: 62

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Stocks Position of Majority Stockholders, Management, Members of the fiscal Council and outstanding stocks.

					Position on September 30, 2008
Stockholder	Common	%	Preferred	%	Preferred	%	Total	%
	Stocks		Stocks		Stocks
			(Class A)		(Class B)
Majorities Stockholders	439,400,228	96.50	27,736,642	99.20	57,875,517	10.54	525,012,387	50.85
Safra	127,506,457	28.00	27,736,642	99.20	57,875,517	10.54	213,118,616	20.64
VCP	127,506,457	28.00	-	-	-	-	127,506,457	12.35
S. Teófilo Repres.	65,206,250	14.30	-	-	-	-	65,206,250	6.32
Participações S.A.
Lorentzen	62,300,207	13.70	-	-	-	-	62,300,207	6.03
BNDES	56,880,857	12.50	0	0	-	0	56,880,857	5.51
Management	1,905	0.00	0	0	44,617	0	46,522	-
Councilors	1,905	0.00	0	0	27,419	0	29,324	-
Directors	-	-	-	-	17,198	0	17,198	-
			-
Tax Council	10	0.00	-	-	-	-	10	-
Treasury Stocks (1)	483,114	0.10	-	-	1,483,200	0.27	1,966,314	0.19
Other Stockholders (2)	15,505,442	3.40	221,374	0.80	489,802,071	89.19	505,528,887	48,96
Total issued stocks (3)	455,390,699	100.0	27,958,016	100.0	549,205,405	100.00	1,032,554,120	100.0
Outstanding stocks (2)	15,505,442	3.40	221,374	0.80	489,802,071	89.19	505,528,887	48,96

(1)	Stocks issued and repurchased by the Company.

(2)	Total of stocks issued minus Treasury stocks, members of tax council, board members (including substitutes), directors and majorities stockholders.

(3)	Total number of subscribed stocks and issued by the Company.

Page: 63

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Stocks Position of Majority Stockholders, Management, Members of the fiscal Council and outstanding stocks.

					Position on September 30, 2007
Stockholder	Common	%	Preferred	%	Preferred	%	Total	%
	Stocks		Stocks		Stocks
			(Class A)		(Class B)
Majorities Stockholders	439,400,228	96.50	27,736,642	99.20	70,804,348	12.89	537,941,218	52.10
Lorentzen	127,506,457	28.00	-	-	-	-	127,506,457	12.35
Safra (4)	127,506,457	28.00	27,736,642	99.20	57,875,517	10.54	213,118,616	20.64
VCP	127,506,457	28.00	-	-	-	-	127,506,457	12.35
BNDES	56,880,857	12.50	-	-	12,928,831	2.35	69,809,688	6.76
Management	1,905	0.00	0	0	47,807	0	49,712	-
Councilors	1,905	0.00	0	0	30,609	0	32,514	-
Directors	-	-	-	-	17,198	0	17,198	-
			-
Tax Council	10	0.00	-	-	-	-	10	-
Treasury Stocks (1)	483,114	0.10	-	-	1,483,200	0.27	1,966,314	0.19
Other Stockholders (2)	15,505,442	3.40	221,803	0.80	476,869,621	86.84	492,596,866	47.71
Total issued stocks (3)	455,390,699	100.0	27,958,445	100.0	549,204,976	100.0	1,032,554,120	100.0
Outstanding stocks (2)	15,505,442	3.40	221,803	0.80	476,869,621	86.84	492,596,866	47.71

(1)	Stocks issued and repurchased by the Company, waiting cancellation.

(2)	Total of stocks issued minus Treasury stocks, members of tax council, board members (including substitutes), directors and majorities stockholders.

(3)	Total number of subscribed stocks and issued by the Company.

(4)	Participation of the group Safra composed for: Arainvest Participações S.A. 127,506,457 Common stock, 27,736,642 PNA stock and Treasure Hold Investments Corp. 57,875,517 PNB .

Page: 64

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION – CVM
Quarterly Information		Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES		Period - 09/30/2008
01.01 - IDENTIFICATION
01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
0043-4	Aracruz Celulose S.A.	42.157.511/0001-61

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

(Convenience Translation into English of original previously issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT To the Directors and Stockholders of Aracruz Celulose S.A. Aracruz - ES

1.	We have reviewed the accounting information included in the accompanying interim financial statements of Aracruz Celulose S.A. (Company and Consolidated) for the quarter and nine month period ended September 30, 2008, consisting of the balance sheets, the related statements of operations, cash flows and value added, the performance report and the related notes, prepared under the responsibility of the Company’s management.

2.	Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Brazilian Federal Accounting Council (CFC), and consisted, principally, of: (a) inquiries of and discussions with certain officials of the Company and its subsidiaries who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements; and (b) review of the information and subsequent events that have, or might have had, material effects on the financial position and results of operations of the Company and its subsidiaries.

3.	Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the interim financial statements referred to in paragraph 1 for them to be in conformity with standards established by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of the interim financial statements, including CVM Instruction No. 469.

4.	As mentioned in Note 2.1, on December 28, 2007 Law No. 11.638 was enacted and took effect as from January 1, 2008. This Law altered, revoked and introduced new provisions in the Brazilian Corporation Law (No. 6.404/76) and introduced changes in accounting practices adopted in Brazil. Such changes have been adopted by the Company in preparing the Quarterly Financial Information mentioned in paragraph 1 above.

Although the mentioned Law has already taken effect and been applied by the Company based on guidelines issued by the CVM and/or the norms issued by the International Accounting Standards Board – IASB, the major alterations introduced by it depend on regulation on the part of Brazilian regulatory agencies. Accordingly, the accounting information presented may require adjustments during the course of regulation of Law No. 11.638/07.

5.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, October 16, 2008 (Portuguese Original signed by): DELOITTE TOUCHE TOHMATSU Independent Auditors CRC - SP 011.609/O-S-ES	José Carlos Monteiro Accountant CRC 1SP 100.597/O-S “S” ES

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer